

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K AR/S

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-14761

Gabelli Asset Management Inc.

(Exact name of registrant as specified in its charter)

New York	13-4007862
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Corporate Center, Rye, NY	10580-1422
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (914) 921-3700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Class A Common Stock, $ .001 Par Value	New York Stock Exchange
Mandatory convertible securities	New York Stock Exchange

Securities pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ____.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ].

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes _X_ No ____.

As of March 1, 2003, 6,767,472 shares of Class A common stock and 23,150,000 shares of Class B common stock were outstanding. All of the shares of Class B common stock were held by Gabelli Group Capital Partners, Inc. and two of its subsidiaries. The aggregate market value of the common stock held by non-affiliates of the registrant as of March 1, 2003 was $189,046,000.

DOCUMENTS INCORPORATED BY REFERENCE: The definitive proxy statement for the 2003 Annual Meeting of Shareholders to be held May 13, 2003.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this report and in documents that are incorporated by reference contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results.

Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in our other public filings or in documents incorporated by reference here or in prior filings or reports.

We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.

PART I

Item 1: *Business*

Overview

Gabelli Asset Management Inc. (the "Company"; and where the context requires, the "Company" includes its predecessors and its consolidated subsidiaries) is a provider of investment advisory and brokerage services to mutual fund, institutional and high net worth investors, primarily in the United States. The Company generally manages assets on a discretionary basis and invests in a variety of U.S. and international securities through various investment styles. Unlike many of its competitors, the Company's business is focused principally on equities in its investment management. As such, the Company's revenues are heavily influenced in the short run by stock market activity on the level of assets under management in its business and the level of fees associated with its various investment products. As of December 31, 2002, the Company had approximately $21.2 billion of assets under management, 88% of which were invested in equity securities.

Organization and Formation Transactions

The Company was incorporated in April 1998 as "Alpha G, Inc." under the laws of the state of New York and renamed "Gabelli Asset Management Inc." in February 1999. The Company is a holding company formed in connection with the reorganization (the "Reorganization") of Gabelli Funds, Inc. ("GFI") and the Company's subsequent initial public offering ("Offering"). On February 9, 1999, in connection with the Reorganization, the Company issued 24 million shares of Class B Common Stock, representing all of its then issued and outstanding common stock to GFI and two of GFI's subsidiaries for substantially all of the operating assets and liabilities of GFI relating to its institutional and retail asset management, mutual fund advisory, underwriting and brokerage business. GFI was later renamed "Gabelli Group Capital Partners, Inc." ("GGCP").

On February 11, 1999, the Company sold 6 million shares of its Class A Common Stock in the Offering to the public at a price of $17.50 per share, receiving approximately $96 million after fees and expenses through an underwriting led by Merrill Lynch & Co., Salomon Smith Barney and Gabelli & Company.

The Company's principal executive offices are located at One Corporate Center, Rye, New York 10580-1422 and the telephone number is (914) 921-3700. On the Company's Web site, www.gabelli.com, the Company posts the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC): the Company's annual report on Form 10-K, the Company's quarterly reports on Form 10-Q, the Company's current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings on the Company's Web site are available free of charge.

Business Description

GFI, predecessor to the Company, was originally founded in 1976 as an institutional broker-dealer and entered the separate accounts business in 1977, alternative investments in 1985 and the mutual fund business in 1986. Our initial money management activities centered on the Company's value-oriented investment philosophy. Starting in the mid-1980s, we began building upon its core of value-oriented equity investment products by adding new investment strategies designed for a broad array of clients seeking to invest in growth-oriented equities, convertible securities and fixed income products. Since then, the Company has continued to build its franchise by expanding its investment management capabilities through the addition of industry specific, international, global, and real estate oriented product offerings. Throughout its 26-year history, the Company has marketed most of its products under the "Gabelli" brand name.

The Company's assets under management are organized principally in three groups: Separate Accounts, Mutual Funds and Partnerships.

- **High Net Worth and Institutional Separate Accounts:** At December 31, 2002, the Company had $10.6 billion of assets in approximately 1,750 separate accounts, representing approximately 50% of the Company's total assets under management. The Company currently provides advisory services to a broad range of investors including high net worth individuals. Historically, the majority of the client accounts are high net worth client accounts. As of December 31, 2002, high net worth accounts (including the account assets of individuals and their individual retirement accounts generally having a minimum account balance of $1 million) comprised approximately 78% of the number of Separate Accounts and approximately 24% of the assets. Foundation and endowment fund assets represented an additional 9% of the number of Separate Accounts and over 11% of the assets. The sub-advisory portion of the Separate Accounts (sub advisor to certain other third-party investment funds) held approximately $3.1 billion or 30% of total Separate Account assets with less than 2% of the number of accounts. Institutional client accounts, which include corporate pension and profit sharing plans, jointly-trusteed plans and public funds, comprised the balance. In general, these accounts are managed to meet the specific needs and objectives of the particular client by utilizing investment strategies – traditional "value", "large cap growth", "large cap value", "global", "international growth" and convertible bonds-techniques that are within the Company's areas of expertise. The Company distinguishes between taxable and tax-free assets and manages client portfolios for the greatest tax benefit within given investment strategies. At December 31, 2002, over 93% of the Company's assets in Separate Accounts (excluding sub advisory assets) had been obtained through direct sales relationships. The Company believes that an important element of future growth in the Separate Accounts is dependent on client relationships and client retention. In this vein, the Company hosts annual client seminars and is establishing and staffing relationship offices around the country.

- **Mutual Funds:** At December 31, 2002, the Company had $10.1 billion of assets under management in open-end mutual funds and closed-end funds, representing approximately 47% of the Company's total assets under management. The Company currently provides advisory services to (a) the Gabelli family of funds, which consists of twenty open-end mutual funds and four closed-end funds; (b) The Treasurer's Fund, consisting of three open-end money market funds (the "Treasurer's Funds"); and (c) the Gabelli Westwood family of funds, consisting of six open-end mutual funds, five of which are managed on a day-to-day basis by an unaffiliated sub advisor (collectively, the "Mutual Funds"). The Mutual Funds have a long-term record of achieving high returns, relative to similar investment products.

At December 31, 2002, 98% of the assets under management in the open-end Mutual Funds having an overall rating from Morningstar, Inc. ("Morningstar") were in open-end Mutual Funds ranked "three stars" or better, with 9% of such assets in open-end Mutual Funds ranked "five stars" and 51% of such assets in open-end Mutual Funds ranked "four stars" on an overall basis (*i.e.*, derived from a weighted average of the performance figures associated with its three-, five-, and ten year Morningstar Rating metrics). The Gabelli family of funds was honored as the top performing mutual fund family by Mutual Funds Magazine for 1997. Mario J. Gabelli, our Chief Investment Officer, was named by Morningstar, Inc. as the 1997 Domestic Equity Fund Manager of the Year. There can be no assurance, however, that these funds will be able to maintain such ratings or that past performance will be indicative of future results. At December 31, 2002, 38% of the Company's assets under management in open-end, no-load equity Mutual Funds had been obtained through direct sales relationships. The Company also sells its open-end Mutual Funds through Third-Party Distribution Programs, particularly No-Transaction Fee ("NTF") Programs, and has developed additional classes of shares for many of its mutual funds for sale through additional third- party distribution channels on a commission basis. At December 31, 2002, Third Party Distribution Programs accounted for 62% of all assets in open-end equity funds.

- **Partnerships:** The Company provides alternative investments through its rapidly growing (33% CAGR since 1998) majority-owned subsidiary, Gabelli Securities, Inc. ("GSI"). These alternative investment products consist primarily of merger arbitrage, global and regional long/short equity funds (U.S., Europe and Japan) (collectively, the "Partnerships") and merchant banking. The Partnerships had $578 million of assets under management, or approximately 3% of total assets under management, at December 31, 2002.

Investment advisory and incentive fees relating to the Mutual Funds, the Separate Accounts, and the Partnerships generated approximately 83% and 84% of the Company's total revenues for the years ended December 31, 2001 and 2002, respectively.

The Company's 92% owned subsidiary, Gabelli & Company, Inc. ("Gabelli & Company"), is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD") and conducts institutional research activities, acts as an underwriter and distributor of the open-end Mutual Funds and provides brokerage, trading, underwriting and research services.

The following table sets forth total assets under management by product type as of the dates shown and their compound annual growth rates ("CAGR").

Assets Under Management
By Product Type
(Dollars in millions)

	At December 31,					January 1, 1998 to December 31, 2002
	1998	1999	2000	2001	2002	CAGR(a)
Equity:						
Mutual Funds	$ 7,159	$ 10,459	$ 10,680	$ 10,165	$ 8,091	8.8%
Separate Accounts	7,133	9,370	10,142	11,513	9,990	10.4
Total Equity	14,292	19,829	20,822	21,678	18,081	9.7
Fixed Income:						
Money Market Mutual Funds	1,030	1,175	1,425	1,781	1,963	18.9
Bond Mutual Funds	8	6	8	9	14	18.5
Separate Accounts	824	694	859	720	613	(8.0)
Total Fixed Income	1,862	1,875	2,292	2,510	2,590	8.0
Partnerships:						
Partnerships	146	230	437	573	578	33.2
Total Assets Under Management	$ 16,300	$ 21,934	$ 23,551	$ 24,761	$ 21,249	9.8
Breakdown of Total Assets Under Management:						
Mutual Funds	$ 8,197	$ 11,640	$ 12,113	$ 11,955	$ 10,068	10.4
Separate Accounts	7,957	10,064	11,001	12,233	10,603	8.6
Partnerships	146	230	437	573	578	33.2
Total Assets Under Management	$ 16,300	$ 21,934	$ 23,551	$ 24,761	$ 21,249	9.8

(a) Compound annual growth rate.

Summary of Investment Products

The Company manages assets in the following wide spectrum of investment products and strategies, many of which are focused on fast-growing areas:

U.S. Equities:
All Cap Value
Large Cap Value
Large Cap Growth
Mid Cap Value
Small Cap Value
Small Cap Growth
Micro Cap
Real Estate
Utilities
Non-Market Correlated

Global and International Equities:
International Growth
Global Growth
Global Telecommunications
Global Multimedia
Gold

Alternative Products:
Merger Arbitrage
U.S. Long/Short
Global long/short
European long/short
Japanese long/short
"GAMA Select" Sector Funds
Merchant Banking

Convertible Securities:
U.S. Convertible Securities
Global Convertible Securities

U.S. Balanced:
Asset Allocation
Balanced Growth
Balanced Value

U.S. Fixed Income:
Corporate
Government
Municipals
Asset-backed
Intermediate
Short-term

The Company's long-term strategic goal is to continue to expand its global asset management capabilities in order to provide a range of products suitable to meet the diverse requirements of its clients.

The Company believes that its growth to date is attributable to the following factors:

- **Stock market gains:** The S & P 500's compound annual total return is 12.1% since the start of our Company in 1977. Since our initial public offering in February 1999 the S & P 500's compound annual total return has been a negative 24.2%.

- **Long-Term Fund Performance:** The Company has a long-term record of achieving relatively high returns for its Mutual Fund and Separate Account clients when compared to similar investment products. The Company believes that its performance record is a competitive advantage and a recognized component of its franchise.

- **Widely Recognized "Gabelli" Brand Name:** For much of its history, the Company has advertised or had its investment products and managers featured in a variety of financial print media, including both U.S. and International publications such as *The Wall Street Journal, Financial Times, Money Magazine, Barron's, Fortune, Business Week, Nikkei Financial News,* and *Investor's Business Daily.* The Company also underwrites publications written by its investment professionals, including "*Deals...Deals...and More Deals*" which examines the practice of merger arbitrage and "*Global Convertible Investing: The Gabelli Way*", a comprehensive guide to effective investing inconvertible securities.

- **Diversified Product Offerings:** Since the inception of its investment management activities, the Company has sought to expand the breadth of its product offerings. The Company currently offers a wide spectrum of investment products and strategies, including product offerings in U.S. equities, U.S. fixed income, global and international equities, convertible securities, U.S. balanced and alternative products.

- **Strong Industry Fundamentals:** According to data compiled by the U.S. Federal Reserve, the investment management industry has grown faster than more traditional segments of the financial services industry, including the banking and insurance industries. World equity markets have grown at an 11.2% CAGR through December 31, 2002 to $22.9 trillion since the Company was founded in 1977. The U.S. equity market comprises $12.0 trillion or 52% of world equity markets. The Company believes that demographic trends and the growing role of money managers in the placement of capital compared to the traditional role played by banks and life insurance companies will result in continued growth of the investment management industry.

Business Strategy

The Company plans to grow its franchise by continuing to leverage its competitive asset management strengths, including its long-term performance record, brand name, diverse product offerings and experienced research, client service and investment staff. In order to achieve continued growth in assets under management and profitability, the Company will continue to pursue its business strategy, the key elements of which include:

- *Broadening and Strengthening the Gabelli Brand.* The Company believes that the Gabelli brand name is one of the more widely recognized brand names in the U.S. investment management industry. The Company intends to continue to strengthen its brand name identity by, among other things, increasing its marketing and advertising to provide a uniform global image. In January 2000 the Company expanded its geographic presence with the addition of a London office to coordinate research and marketing efforts for our European and Global alternative and mutual fund products. The Company believes that with its brand name recognition, it has the capacity to create new products and services around the Gabelli brand to complement its existing product offerings. New product offerings since the firm's initial public offering include open end mutual funds, the Gabelli Blue Chip Value Fund (1999), Gabelli Utilities Fund (1999) and the Gabelli Woodland Small Cap Value Fund (2003); one closed end fund, The Gabelli Utility Trust; five private limited partnerships, Gemini Global Partners, L.P., Gabelli European Partners, L.P., Gabelli Japanese Value Partners, L.P., Gabelli Associate Fund II, L.P. and GAMCO Performance Partners, L.P. and five offshore funds, Gemini Global Partners, Ltd., Gabelli European Partners Ltd., Gabelli Japanese Value Partners Ltd., GAMCO Performance Partners, Ltd., and GAMCO Arbitrage Partners, Ltd. We are also introducing the GAMA Select portfolios, a series of sector-focused absolute return funds designed to offer investors a mechanism to diversify their portfolios by global sector rather than by geographic region.

- *Expanding Mutual Fund Distribution.* The Company intends to continue expanding its distribution network through Third-Party Distribution Programs, including NTF Programs. In recent years, the Company has realized significant growth in its mutual fund assets under management through alliances with "mutual fund supermarkets" and other Third-Party Distribution Programs, through which its Mutual Funds are made available to investors. As of December 31, 2002, the Company was participating in several Third-Party Distribution Programs, including the Charles Schwab and Fidelity Investments "mutual fund supermarket" programs. In addition, the Company intends to develop a marketing strategy to increase its presence in the 401(k) market for its Mutual Funds. Additionally, the Company now offers investors the ability to purchase mutual fund shares directly through the Internet or by telephone. The Company has also entered into various marketing alliances and distribution arrangements with leading national brokerage and investment houses and has developed additional classes of shares for several of its mutual funds for sale through national brokerage and investment houses and other third-party distribution channels on a commission basis.

- *Increasing Penetration in High Net Worth Market.* The Company's high net worth business focuses, in general, on serving clients who have established an account relationship of $1 million or more with the Company. According to certain industry estimates, the number of households with over $1 million in investable assets will grow from approximately 2.5 million in 1996 to over 15 million by 2010. With the Company's 26-year history of serving this segment, its long-term performance record and brand name recognition and the broad array of product offerings the Company believes that it is well positioned to capitalize on the growth opportunities in this market.

- *Increasing Marketing for Institutional Separate Accounts.* The institutional Separate Accounts business has been primarily developed through direct marketing channels. Historically, pension consultants and financial consultants have not been a major source of new institutional Separate Accounts business for the Company. As a result, the Company intends both to add marketing personnel to target pension and financial consultants and to expand its efforts through its traditional marketing channels.

- *Attracting and Retaining Experienced Professionals.* As the Company continues to increase the breadth of its investment management capabilities, it plans to add portfolio managers and other investment personnel in order to foster expansion of its products. The ability to attract and retain highly experienced investment and other professionals with a long-term commitment to the Company and its clients has been, and will continue to be, a significant factor in its long-term growth. For example, the acquisitions of the Mathers Fund in 1999, managed by Henry Van der Eb, and the Comstock Partners Funds in 2000, managed by Charlie Minter and Martin Weiner, have evolved into the formation of the Non-Market Correlated mutual fund group in 2002. Assets under management in this group have grown to $674 million at December 31, 2002 from $242 million at December 31, 2000. Henry Van der Eb has been appointed to oversee this new division which is currently comprised of the ABC, Gold, Comstock and Mathers Funds, and may add new funds in the future. Elizabeth Lilly, CFA joined us upon the acquisition of Woodland Partners, LLC in November 2002.

- *Capitalizing on Acquisitions and Strategic Alliances.* The Company intends to selectively and opportunistically pursue acquisitions and alliances that will broaden its product offerings and add new sources of distribution. On October 1, 1999 the Company completed its alliance with Mathers and Company, Inc. and now acts as investment advisor to the Mathers Fund (renamed Gabelli Mathers Fund). The Gabelli Mathers Fund has $81 million in assets and approximately 4,000 shareholders. In May 2000 the Company added Comstock Partners Funds, Inc., (renamed Comstock Funds, Inc.), to the Non-Market Correlated mutual fund product line. The Comstock Funds are comprised of the Comstock Capital Value Fund, a specialty diversified equity fund, and Comstock Strategy Fund, a flexible income fund. These funds are currently positioned to take advantage of a sustained stock market decline. The Comstock Funds has $195 million in assets under management and 11,600 investors in its open end mutual fund family. In November 2002 the Company completed its alliance with Woodland Partners LLC, a Minneapolis based investment adviser with approximately $250 million in assets under management with institutional, high-net-worth and sub-advisory accounts. The Company believes that it is well positioned to pursue acquisitions and alliances because of its flexibility in accommodating investment organizations.

The Company's financial strength is underscored by its having received investment grade ratings from two well respected ratings agencies, Moody's Investors Services and Standard and Poor's Ratings Services. We believe that maintaining investment grade ratings will provide greater access to the capital markets, enhance liquidity and lower overall borrowing costs.

Separate Accounts

Since 1977, the Company has provided investment management services through its subsidiary GAMCO Investors, Inc. ("GAMCO") to a broad spectrum of institutional and high net worth investors. As of December 31, 2002, the Company had approximately 1,750 Separate Accounts with an aggregate of approximately $10.6 billion of assets, which represent approximately 50% of the total assets under management of the Company. The ten largest Separate Accounts comprise approximately 18% of the Company's total assets under management and 9% of the Company's total revenues as of and for the period ended December 31, 2002. The Separate Accounts are invested in U.S. and international equity securities, U.S. fixed-income securities and convertible securities. At December 31, 2002, high net worth accounts (accounts of individuals and related parties in general having a minimum account balance of $1 million) comprised approximately 78% of the number of Separate Accounts and approximately 24% of the assets, with institutional investors accounting for the balance.

Each Separate Account portfolio is managed to meet the specific needs and objectives of the particular client by utilizing investment strategies and techniques within the Company's areas of expertise. Members of the sales and marketing staff for the Separate Accounts business have an average of approximately 10 years of experience with the Company and focus on developing and maintaining long-term relationships with their Separate Account clients in order to be able to understand and meet their individual clients' needs. Investment advisory agreements with the Separate Accounts are typically subject to termination by the client without penalty on 30 days' notice or less.

The Company's Separate Accounts business is marketed primarily through the direct efforts of its in-house sales force. At December 31, 2002, over 93% of the Company's assets in Separate Accounts (excluding sub advisory assets) were obtained through direct sales relationships. Sales efforts are conducted on a regional and product specialist basis. Clients are generally serviced by a team of individuals, the core of which remain assigned to a specific client from the onset of the client relationship. The Company's sales force maintains direct relationships with corporate pension and profit sharing plans, foundations, endowment funds, jointly trusteed plans, municipalities and high net worth individuals that comprise the Company's Separate Accounts business. Sub advisory relationships are a growing source of assets under management and totaled $3.1 billion at December 31, 2002. The Company acts as a sub advisor on certain funds for several large and well known fund managers including American Express, American Skandia, Enterprise Funds and MainStay funds.

Mutual Funds

The Mutual Funds include 29 open-end mutual funds and 4 closed-end funds which had total assets as of December 31, 2002 of $10.1 billion. The open-end Mutual Funds are available to individuals and institutions on both a no-load and commission basis, while the closed-end funds are listed and traded on the New York Stock Exchange ("NYSE"). At December 31, 2002, the open-end funds had total net assets of $8.5 billion and the closed-end funds had total net assets of $1.6 billion. The assets managed in the closed-end funds represent approximately 16% of the assets in the Mutual Funds and 7.6% of the total assets under management of the Company at December 31, 2002. The Company's assets under management consist of a broad range of U.S. and international stock, bond and money market mutual funds that meet the varied needs and objectives of its Mutual Fund shareholders. At December 31, 2002, approximately 38% of the Company's assets under management in open-end, no-load equity Mutual Funds had been obtained through direct sales relationships.

The Company, through its affiliates, acts as adviser to all of the Mutual Funds, except with respect to the Gabelli Capital Asset Fund for which the Company acts as a sub adviser and Guardian Investment Services Corporation, an unaffiliated company, acts as manager. As sub adviser, the Company makes day-to-day investment decisions for the Gabelli Capital Asset Fund.

Gabelli Funds, L.L.C. ("Funds Adviser"), a wholly owned subsidiary of the Company, acts as the investment adviser for all of the Mutual Funds other than the Gabelli Westwood family of funds and the Treasurer's Funds.

Gabelli Advisers, Inc., a majority owned subsidiary of Gabelli Asset Management Inc. and its affiliates, acts as investment adviser to the Gabelli Westwood family of funds and has retained Westwood Management to act as sub-adviser for five of the six portfolios. Westwood Management is a subsidiary of Westwood Holdings Group (NYSE: "WHG"), in its capacity as sub-adviser, Westwood Management makes day-to-day investment decisions and provides the portfolio management services for five of the six current Gabelli Westwood portfolios. The Gabelli Westwood Mighty Mites^{SM} Fund, launched in May 1998, is advised solely by Gabelli Advisers, Inc., using a team investment approach, without any sub-advisers. Westwood Management owns an 18.8% equity interest in Gabelli Advisers, Inc. and is not an affiliate of the Company.

Gabelli Fixed Income L.L.C. currently manages short-term and short-intermediate term fixed income securities for the Treasurer's Funds as well as for the Separate Accounts. The Company plans to further increase and diversify the number of fixed income products offered by Gabelli Fixed Income L.L.C. Certain members of senior management of Gabelli Fixed Income L.L.C. own a 19.9% equity interest in Gabelli Fixed Income L.L.C.

The following table lists the Mutual Funds, together with the December 31, 2002 Morningstar overall rating, where rated (ratings are not available for the money-market mutual funds and other mutual funds, which collectively represent 20% of the assets under management in the Mutual Funds), provides a description of the primary investment objective, fund characteristics, fees, the date that the mutual fund was initially offered to investors and the assets under management in the Mutual Funds as of December 31, 2002.

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2002 ($ in millions)
GABELLI OPEN-END FUNDS:						
VALUE:						
Gabelli Capital Asset Fund ☆☆☆☆☆	Capital appreciation from equity securities of companies selling at a significant discount to their private market value.	No-load, Open-end, Diversified, Variable Annuity	.75	n/a	05/01/95	$ 158.9
The Gabelli Asset Fund ☆☆☆☆	Growth of capital as a primary investment objective, with current income as a secondary investment objective. Invests in equity securities of companies selling at a significant discount to their private market value.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	03/03/86	$ 1,498.6
Gabelli Westwood Equity Fund ☆☆☆☆	Capital appreciation through a diversified portfolio of equity securities using bottom-up fundamental research with a focus on identifying well-seasoned companies.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	01/02/87	$ 232.6
The Gabelli Blue Chip Value Fund ☆	Capital appreciation through investments in equity securities of established companies, which are temporarily out of favor and which have market capitalizations in excess of $5 billion.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	08/26/99	$ 25.4
FOCUSED VALUE:						
The Gabelli Value Fund ☆☆☆☆	High level of capital appreciation from undervalued equity securities that are held in a concentrated portfolio.	Class A: Load, Open-end Non-diversified Multi-class shares (2)	1.00	.25	09/29/89	$ 1,043.4
SMALL CAP VALUE:						
The Gabelli Small Cap Growth Fund ☆☆☆	High level of capital appreciation from equity securities of smaller companies with market capitalization of $1 billion or less.	Class AAA: No-load, Open-end, Diversified Multi-Class Shares (2)	1.00	.25	10/22/91	$ 452.2

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2002 ($ in millions)
The Gabelli Woodland Small Cap Value Fund (Not rated)	Long Tern capital appreciation investing at least 80% of its assets in equity securities of companies with market capitalizations of $1.5 billion or less.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	12/31/02	$ 0.01
GROWTH:						
Gabelli International Growth Fund ☆☆☆☆	Capital appreciation by investing primarily in equity securities of foreign companies with rapid growth in revenues and earnings.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	06/30/95	$ 35.4
The Gabelli Growth Fund ☆☆☆	Capital appreciation from companies that have favorable, yet undervalued, prospects for earnings growth. Invests in equity securities of companies that have above-average or expanding market shares and profit margins.	Class AAA: No-load, Open-end, Diversified Multi-Class Shares (2)	1.00	.25	04/10/87	$ 1,675.4
AGGRESSIVE GROWTH:						
The Gabelli Global Growth Fund ☆☆☆	High level of capital appreciation through investment in a portfolio of equity securities focused on companies involved in the global marketplace.	Class AAA: No load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	02/07/94	$ 105.4
MICRO-CAP:						
Gabelli Westwood Mighty Mites℠ Fund ☆☆☆	Long-term capital appreciation by investing primarily in equity securities with market capitalization of $300 million or less.	Class AAA:, No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	05/11/98	$ 27.6
EQUITY INCOME:						
Gabelli Westwood Balanced Fund ☆☆☆☆☆	Both capital appreciation and current income using portfolios containing stocks, bonds, and cash as appropriate in light of current economic and business conditions.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	.75	.25	10/01/91	$ 155.2
The Gabelli Equity Income Fund ☆☆☆☆	High level of total return with an emphasis on income producing equities with yields greater than the S&P 500 average.	Class AAA: No-load, Open-end, Diversified Multi-Class Shares (2)	1.00	.25	01/02/92	$ 196.5

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2002 ($ in millions)
Gabelli Westwood Realty Fund ★★★	Long-term capital appreciation as well as current income, investing in equity securities that are primarily engaged in or related to the real estate industry.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	09/30/97	$ 10.0
SPECIALTY EQUITY:						
The Gabelli Global Convertible Securities Fund ★★★	High level of total return through a combination of current income and capital appreciation through investment in convertible securities of U.S. and non-U.S. issuers.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	02/03/94	$ 9.3
The Gabelli Global Opportunity Fund ★★★	High level of capital appreciation through worldwide investments in equity securities.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	05/11/98	$ 15.1
SECTOR:						
The Gabelli Utilities Fund ★★★★★	High level of total return through a combination of capital appreciation and current income from investments in utility companies.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	08/31/99	$ 13.2
The Gabelli Global Telecommunications Fund ★★★★	High level of capital appreciation through worldwide investments in equity securities, including the U.S., primarily in the telecommunications industry.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	11/01/93	$ 139.5
Gabelli Gold Fund ★★★★	Seeks capital appreciation and employs a value approach to investing primarily in equity securities of gold-related companies worldwide.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	07/11/94	$ 137.2
MERGER AND ARBITRAGE:						
The Gabelli ABC Fund ★★★★★	Total returns from equity and debt securities that are attractive to investors in various market conditions without excessive risk of capital loss.	No-load, Open-end, Non-diversified	1.00	.25	05/14/93	$ 260.5

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2002 ($ in millions)
CONTRARIAN:						
The Comstock Capital Value Fund ☆☆☆	Capital appreciation and current income through investment in a highly diversified portfolio of securities.	Class A Load, Open-end, Diversified Multi-class shares (2)	1.00	.25	10/10/85	$ 148.6
The Comstock Strategy Fund ☆☆☆	Capital appreciation and current income through investment in a portfolio of debt securities.	Class A Load, Open-end, Non-Diversified Multi-class shares (2)	.85	.25	05/5/88	$ 46.6
The Gabelli Mathers Fund ☆☆	Long-term capital appreciation in various market conditions without excess risk of capital loss.	Class AAA: No-load, Open-end, Diversified	1.00	.25	8/19/65	$ 80.8
SMALL CAP GROWTH:						
Gabelli Westwood Small Cap Equity Fund ☆☆☆	Long-term capital appreciation, investing at least 80% of its assets in equity securities of companies with market capitalizations of $1.5 billion or less.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	04/15/97	$ 14.8
FIXED INCOME:						
Gabelli Westwood Intermediate Bond Fund ☆☆☆	Total return and current income, while limiting risk to principal. Pursues higher yields than shorter maturity funds, and has more price stability than generally higher yielding long-term funds.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	.60	.25	04/06/93	$ 13.5
CASH MANAGEMENT-MONEY MARKET:						
Gabelli U.S. Treasury Money Market Fund (Not rated)	High current income with preservation of principal and liquidity, while striving to keep expenses among the lowest of all U.S. Treasury money market funds.	Money Market, Open-end, Diversified	.30	n/a	10/01/92	$ 1,010.7
The Treasurer's Fund, Inc. — Domestic Prime Money Market Portfolio (Not rated)	Current income with preservation of principal and liquidity through investment in U.S. Treasury securities and corporate bonds.	No-load, Open-end, Diversified Dual class	.30	n/a	01/01/88	$ 609.3

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2002 ($ in millions)
The Treasurer's Fund, Inc. — Tax Exempt Money Market Portfolio (Not rated)	Current income with preservation of principal and liquidity through investment in U.S. municipal bond securities.	No-load, Open-end, Diversified Dual class	.30	n/a	12/18/87	$ 259.6
The Treasurer's Fund, Inc. — U.S. Treasury Money Market Portfolio (Not rated)	Current income with preservation of principal and liquidity through investment in U.S. Treasury securities.	No-load, Open-end, Diversified Dual class	.30	n/a	07/25/90	$ 84.0
GABELLI CLOSED-END FUNDS:						
The Gabelli Equity Trust Inc. ★★★	Long-term growth of capital by investing in equity securities.	Closed-end, Non-diversified NYSE Symbol: GAB	1.00	n/a	08/14/86	$ 1,271.9
The Gabelli Convertible Securities Fund, Inc. (4) ★★★	High total return from investing primarily in convertible instruments.	Closed-end, Diversified NYSE Symbol: GCV	1.00	n/a	07/03/89	$ 108.8
The Gabelli Global Multimedia Trust Inc. (3) ★★	Long-term capital appreciation from equity investments in global telecommunications, media, publishing and entertainment holdings.	Closed-end, Non-diversified NYSE Symbol: GGT	1.00	n/a	11/15/94	$ 132.7
The Gabelli Utility Trust (5) (not rated)	High total return from investments primarily in securities of companies involved in gas, electricity and water industries.	Closed-end, Non-Diversified NYSE Symbol: GUT	1.00	n/a	07/09/99	$ 95.1

(1) For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar risk-adjusted return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees) placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in an investment category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three, five, and ten-year (if applicable) Morningstar Rating metrics. Morningstar Ratings are shown for the respective class shown; other classes may have different performance characteristics. There were 721 Domestic Hybrid funds rated for three years, 549 funds for five years and 139 funds for ten years. There were 631 Large Value funds rated for three years, 480 funds for five years and 162 funds for ten years. There were 516 Intermediate Term Bond funds rated for three years, 401 funds for five years and 145 funds for ten years. There were 191 Small Value funds rated for three years, 127 funds for five years and 31 funds for ten years. There were 433 Small Growth funds rated for three years, 295 funds for five years and 65 funds for ten years. There were 181 Mid-Cap Value funds rated for three years, 127 funds for five years and 44 funds for ten years. There were 167 Mid-Cap Blend funds rated for three years, 105 funds for five years and 34 funds for ten years.

There were 64 Convertible funds rated for three years, 50 funds for five years and 18 funds for ten years. There were 516 bond funds rated for three years, 401 funds for five years and 145 funds for ten years. There were 255 World Stock funds rated for three years, 191 funds for five years and 39 funds for ten years. There were 802 Large Growth funds rated for three years, 545 funds for five years and 167 funds for ten years. There were 664 Foreign Stock funds rated for three years, 491 funds for five years and 102 funds for ten years. There were 516 bond funds rated for three years, 401 funds for five years and 145 funds for ten years. There were 23 Specialty-Communications funds rated for three years, 15 funds for five years and 6 funds for ten years. There were 30 Specialty-Precious Metals funds rated for three years, 25 funds for five years and 16 funds for ten years. There were 79 Specialty-Utilities funds rated for three years, 74 funds for five years and 22 funds for ten years. There were 116 Specialty-Real Estate funds rated for three years, 78 funds for five years and 6 funds for ten years. (a) 2002 Morningstar, Inc. All Rights reserved. This information is (1) proprietary to Morningstar and/or its content providers (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Other share classes may have different performance characteristics.

(2) These funds have multi-classes of shares available. Multi-class shares include Class A shares with a front-end sales charge; Class B shares are subject to a back-end contingent deferred sales charge and Class C shares are subject to a 1% back-end contingent deferred sales charge. Comstock Strategy Fund Class R shares, which are no-load, are available only for retirement and certain institutional accounts. Comstock Strategy Fund class O shares are no longer offered to the public.

(3) The Gabelli Multimedia Trust was formed in 1994 through a spin-off of assets previously held in the Gabelli Equity Trust.

(4) The Gabelli Convertible Securities Fund was originally formed in 1989 as an open end investment company and was converted to a closed end investment company in March 1995.

(5) The Gabelli Utility Trust was formed in 1999 through a spin off of assets from the Gabelli Equity Trust.

Shareholders of the no-load open-end Mutual Funds are allowed to exchange shares among the open-end funds as economic and market conditions and investor needs change at no additional cost. The Company periodically introduces new mutual funds designed to complement and expand its investment product offerings, respond to competitive developments in the financial marketplace and meet the changing needs of clients.

The Company's marketing efforts for the Mutual Funds are currently focused on increasing the distribution and sales of its existing funds as well as creating new products for sale through its distribution channels. The Company believes that its marketing efforts for the Mutual Funds will continue to generate additional revenues from investment advisory fees. The Company has traditionally distributed most of its open-end Mutual Funds by using a variety of direct response marketing techniques, including telemarketing and advertising, and as a result the Company maintains direct relationships with a high percentage of its no-load open-end Mutual Fund customers. Beginning in late 1995, the Company expanded its product distribution by offering several of its open-end Mutual Funds through Third-Party Distribution Programs, including NTF Programs. In 1998 and 1999, the Company further expanded these efforts to include substantially all of its open-end Mutual Funds in several Third-Party Distribution Programs. More than 38% of the assets under management in the open-end Mutual Funds are still attributable to the Company's direct response marketing efforts. Third-Party Distribution Programs, particularly NTF Programs, have become an increasingly important source of asset growth for the Company. Of the $6.5 billion of assets under management in the open-end equity Mutual Funds as of December 31, 2002, approximately 62% were generated from NTF Programs. During 2000, the Company completed development of additional classes of shares for many of its mutual funds for sale through national brokerage and investment houses and other third-party distribution channels on a commission basis. The multi-class shares are available in the global series of Gabelli mutual funds, the Gabelli International Growth Fund, the Gabelli Value Fund, The Comstock Funds, the Gabelli Gold Fund, the Gabelli Utilities Fund, the Gabelli Woodland Small Cap Value Fund and the Gabelli Westwood funds. The use of multi-class share products will expand the distribution of all Gabelli Fund products into the advised sector of the mutual fund investment community. The multi-class shares include Class A shares with a front end sales charge; Class B shares are subject to a back end contingent deferred sales charge and Class C shares are subject to a 1% back-end contingent deferred sales charge. During 2003, the Company will introduce Class I shares, which are no load shares without distribution fees available to Institutional and Retirement Plan Accounts. The existing class of no-load shares is designated as Class AAA shares and remains available for new and current investors. In general, distributions through Third-Party Distribution Programs have greater variable cost components and lower fixed cost components than distribution through the Company's traditional direct sales methods.

The Company through its affiliated broker-dealer Gabelli & Company, Inc. also offers its open-end mutual fund products through our internet site, www.gabelli.com, where mutual fund investors can access their personal account information and buy, sell and exchange Fund shares. Fund prospectuses, quarterly reports, fund applications, daily net asset values and performance charts are all available. Our "Meet the Managers" program provides a regular forum to chat with our portfolio manages on a wide variety of investment issues. A feature unique to Gabelli is the "Online Real Time Chat Support" which provides clients with access to a "live" client representative to assist with investment or account questions. As part of our efforts to educate investors, we introduced Gabelli University with its initial publications "*Deals, Deals... and More Deals*" and "*Global Convertible Investing: The Gabelli Way.*" Our website continues to be an active, informative and valuable resource which we believe will become an increasingly important feature of our client service efforts in the ensuing years.

The Company provides investment advisory and management services pursuant to an investment management agreement with each Mutual Fund. While the specific terms of the investment management agreements vary to some degree, the basic terms of the investment management agreements are similar. The investment management agreements with the Mutual Funds generally provide that the Company is responsible for the overall investment and administrative services, subject to the oversight of each Mutual Fund's board of directors or trustees and in accordance with each Mutual Fund's fundamental investment objectives and policies. The investment management agreements permit the Company to enter into separate agreements for administrative and accounting services on behalf of the respective Mutual Funds.

The Company provides the Mutual Funds with administrative services pursuant to management contracts. Most of these administrative services are provided through subcontracts with unaffiliated third parties. Such services include, without limitation, supervision of the calculation of net asset value, preparation of financial reports for shareholders of the Mutual Funds, internal accounting, tax accounting and reporting, regulatory filings, and other services. Transfer agency and custodial services are provided directly to the Mutual Funds by unaffiliated third parties.

The Company's Mutual Fund investment management agreements may continue in effect from year to year only if specifically approved at least annually by (i) the Mutual Fund's board of directors or trustees or (ii) the Mutual Fund's shareholders and, in either case, the vote of a majority of the Mutual Fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act of 1940 as amended (the "Investment Company Act"). Each Mutual Fund may terminate its investment management agreement at any time upon 60 days' written notice by (i) a vote of the majority of the board of directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Mutual Fund. Each investment management agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. The Company may terminate an investment management agreement without penalty on 60 days' written notice.

Partnerships

The Company offers alternative investment products principally through its majority-owned subsidiary, GSI. The alternative investment products consist primarily of partnerships, offshore funds, separate accounts and sub-advisory relationships. The Company managed $578 million of alternative investment assets at December 31, 2002. We introduced our first targeted portfolio, our merger arbitrage fund in 1985. A second fund was added in 1986 focusing on U.S. special situations, followed by two offshore funds in 1989. Building on the Company's strengths in global event-driven value investing, several new hedge funds have been added to balance investors' geographic, strategy and sector needs. Today we offer a whole family of absolute return products. Within its merger arbitrage strategy, the Company manages approximately $400 million of assets for investors who seek positive returns not associated with fluctuations of the general market environment. The funds seek to drive returns by investing in announced merger and acquisition transactions that are primarily dependent on the deal closure and less on the overall market environment. We have extended our product line to include event-driven long/short and sector strategies. In event-driven strategies, the Company manages assets focused on the U.S., European, Japanese and global markets. In addition, we also manage separate accounts in accordance with these regional event-driven products.

At December 31, 2002, assets managed in regional event-driven long/short products totaled $150 million. Merchant banking activities are carried out through ALCE Partners, L.P. and Gabelli Multimedia Partners, L.P., both of which are closed to new investors. Recently we introduced the GAMA Select portfolios, a series of sector-focused absolute return funds designed to offer investors a mechanism to diversify their portfolios by global sector rather than by geographic region. We currently offer two GAMA Select portfolios; the Gabelli International Gold Fund Ltd. and Energy Plus^{+} fund. The Company's alternative investment products are marketed primarily by its direct sales force to high-net-worth individuals and institutions and through wholesale relationships. The Company intends to expand product offerings, both domestic and international, and the geographic composition of its customer base in alternative investment products and expects that the assets invested in these products will provide a growing source of revenues in the future.

Institutional Research and Mutual Fund Distribution

The Company offers underwriting, execution and trading services through its majority owned subsidiary, Gabelli & Company. Gabelli & Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the NASD. Gabelli & Company's revenues are derived primarily from distribution of the Mutual Funds, brokerage commissions on transactions in equity securities from institutional research as well as from Gabelli clients, and from underwriting fees, selling concessions and market-making activities.

The Company distributes the open-end Mutual Funds pursuant to distribution agreements with each open-end Mutual Fund. Under each distribution agreement with an open-end Mutual Fund, the Company offers and sells such open-end Mutual Fund's shares on a continuous basis and pays all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of Third-Party Distribution Programs, financial intermediaries and sales personnel of the Company. The Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act. Distribution fees from the open-end Mutual Funds amounted to $22.9 million, $21.4 million and $18.4 million for the years ended December 31, 2000, 2001 and 2002, respectively. The Company is the principal underwriter for several funds distributed with a sales charge, including shares of The Gabelli Value Fund, The Gabelli Utilities Fund, The Gabelli Gold Fund, The Comstock Funds, The Gabelli Woodland Small Cap Value Fund, the Gabelli Westwood Funds and the multi-class series of shares which were added to the global and international mutual funds.

Under the distribution plans, the open-end no load (Class AAA shares) Mutual Funds (except the Treasurer's Funds, the Gabelli U.S. Treasury Money Market Fund and the Gabelli Capital Asset Fund) and the Class A shares of various funds pay the Company a distribution fee of .25% per year (except the Class A shares of the Gabelli Westwood Funds which pay .50% per year) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. The Company's distribution agreements with the Mutual Funds may continue in effect from year to year only if specifically approved at least annually by (i) the Mutual Fund's board of directors or trustees or (ii) the Mutual Fund's shareholders and, in either case, the vote of a majority of the Mutual Fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act. Each Mutual Fund may terminate its distribution agreement, or any agreement thereunder, at any time upon 60 days' written notice by (i) a vote of the majority of its directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Mutual Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. The Company may terminate a distribution agreement without penalty upon 60 days' written notice.

Underwriting Activities

Gabelli & Company is involved in external syndicated underwriting activities. In 2000, 2001 and 2002 Gabelli & Company participated in 16, 7 and 10 syndicated underwritings of public equity and debt offerings managed by major investment banks with commitments of $42.4 million, $33.7 million and $34.9 million, respectively.

Competition

The Company competes with mutual fund companies and other investment management firms, insurance companies, banks, brokerage firms and other financial institutions that offer products that have similar features and investment objectives to those offered by the Company. Many of the investment management firms with which the Company competes are subsidiaries of large diversified financial companies and many others are much larger in terms of assets under management and revenues and, accordingly, have much larger sales organizations and marketing budgets. Historically, the Company has competed primarily on the basis of the long-term investment performance of many of its funds. However, the Company has taken steps to increase its distribution channels, brand name awareness and marketing efforts. Although there can be no assurance that the Company will be successful in these efforts, its market share of Mutual Funds have increased over the past few years and the Company's strategy is to continue to devote additional resources to its sales and marketing efforts.

The market for providing investment management services to institutional and high net worth Separate Accounts is also highly competitive. Approximately 43% of the Company's investment management fee revenues for the year ended December 31, 2002 were derived from its Separate Accounts. Selection of investment advisers by U.S. institutional investors is often subject to a screening process and to favorable recommendation by investment industry consultants.

Many of these investors require their investment advisers to have a successful and sustained performance record, often five years or longer, and also focus on one and three year performance records. The Company has significantly increased its assets under management on behalf of U.S. institutional investors since its entry into the institutional asset management business in 1977. At the current time, the Company believes that its investment performance record would be attractive to potential new institutional and high net worth clients and the Company has determined to devote additional resources to the institutional and high net worth investor markets. However, no assurance can be given that the Company's efforts to obtain new business will be successful.

Intellectual Property

Service marks and brand name recognition are important to the Company's business. The Company has rights to the service marks under which its products are offered. The Company has registered certain service marks in the United States and will continue to do so as new trademarks and service marks are developed or acquired. The Company has rights to use (i) the "Gabelli" name, (ii) the "GAMCO" name, (iii) the research triangle logo, (iv) the "Interactive Couch Potato" name, and (v) the "Mighty Mites" name. Pursuant to an assignment agreement, Mr. Gabelli has assigned to the Company all of his rights, title and interests in and to the "Gabelli" name for use in connection with investment management services, mutual funds and securities brokerage services. However, under the agreement, Mr. Gabelli will retain any and all right, title and interest he has or may have in the "Gabelli" name for use in connection with (i) charitable foundations controlled by Mr. Gabelli or members of his family or (ii) entities engaged in private investment activities for Mr. Gabelli or members of his family. In addition, the funds managed by Mr. Gabelli outside the Company have entered into a license agreement with the Company permitting them to continue limited use of the "Gabelli" name under specified circumstances. The Company has taken, and will continue to take, action to protect its interests in these service marks.

Regulation

Virtually all aspects of the Company's businesses are subject to various Federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and shareholders of registered investment companies. Under such laws and regulations, agencies that regulate investment advisers and broker-dealers such as the Company have broad administrative powers, including the power to limit, restrict or prohibit such an adviser or broker-dealer from carrying on its business in the event that it fails to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser and other registrations, censures, and fines. The Company believes that it is in substantial compliance with all material laws and regulations.

The business of the Company is subject to regulation at both the federal and state level by the Securities and Exchange Commission ("Commission") and other regulatory bodies. Subsidiaries of the Company are registered with the Commission under the Investment Advisers Act, and the Mutual Funds are registered with the Commission under the Investment Company Act. Three subsidiaries of the Company are also registered as broker-dealers with the Commission and are subject to regulation by the NASD and various states.

The subsidiaries of the Company that are registered with the Commission under the Investment Advisers Act (Gabelli Funds LLC, Gabelli Advisers, Inc., Gabelli Fixed Income L.L.C. and GAMCO) are regulated by and subject to examination by the Commission. The Investment Advisers Act imposes numerous obligations on registered investment advisers including fiduciary duties, record keeping requirements, operational requirements, marketing requirements and disclosure obligations. The Commission is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from censure to termination of an investment adviser's registration. The failure of a subsidiary of the Company to comply with the requirements of the Commission could have a material adverse effect on the Company. The Company believes it is in substantial compliance with the requirements of the regulations under the Investment Advisers Act.

The Company derives a substantial majority of its revenues from investment advisory services through its investment management agreements. Under the Investment Advisers Act, the Company's investment management agreements terminate automatically if assigned without the client's consent. Under the Investment Company Act, advisory agreements with registered investment companies such as the Mutual Funds terminate automatically upon assignment. The term "assignment" is broadly defined and includes direct assignments as well as assignments that may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of a controlling interest in the Company.

In their capacity as broker-dealers, Gabelli & Company Inc., Gabelli Fixed Income Distributors, Inc. and Gabelli Direct, Inc. are required to maintain certain minimum net capital and cash reserves for the benefit of its customers. Gabelli & Company and Gabelli Fixed Income Distributors, Inc. net capital, as defined, has consistently met or exceeded all minimum requirements. Gabelli Direct, Inc. which was acquired on December 22, 2000 has consistently met or exceeded all minimum requirements. Gabelli & Company, Gabelli Fixed Income Distributors, Inc. and Gabelli Direct, Inc. are also subject to periodic examination by the NASD.

Subsidiaries of the Company are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to regulations promulgated there under, insofar as they are "fiduciaries" under ERISA with respect to certain of their clients. ERISA and applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), impose certain duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving ERISA plan clients. The failure of the Company to comply with these requirements could have a material adverse effect on the Company.

Investments by the Company on behalf of its clients often represent a significant equity ownership position in an issuer's class of stock. As of December 31, 2002, the Company had five percent or more beneficial ownership with respect to 141 equity securities. This activity raises frequent regulatory and legal issues regarding the Company's aggregate beneficial ownership level with respect to portfolio securities, including issues relating to issuers' shareholder rights plans or "poison pills," state gaming laws and regulations, federal communications laws and regulations, public utility holding company laws and regulations, federal proxy rules governing shareholder communications and federal laws and regulations regarding the reporting of beneficial ownership positions. The failure of the Company to comply with these requirements could have a material adverse effect on the Company.

The USA Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers, mutual funds and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Anti-money-laundering laws outside of the U.S. contain some similar provisions. The failure of the Company to comply with these requirements could have a material adverse effect on the Company.

The Company and certain of its affiliates are subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. In particular, the Company is subject to requirements in numerous jurisdictions regarding reporting of beneficial ownership positions in securities issued by companies whose securities are publicly traded in those countries. In addition, GAMCO is registered as an international adviser, investment counsel and portfolio manager with the Ontario Securities Commission in Canada in order to market its services to prospective clients which reside in Ontario. Gabelli Associates Limited is organized under the laws of the British Virgin Islands and Gabelli International Gold Fund Limited is organized under the laws of Bermuda. In connection with the Company's opening of an office in London and its plans to market certain products in Europe the Company is required to comply with the laws of the United Kingdom and other European countries regarding these activities. In 2001 the Company applied for and received admission to the Investment Management Regulatory Organization ("IMRO") the then regulatory agency of the United Kingdom. Subsequent to December 1, 2001 the regulatory authority of IMRO was transferred to the Financial Services Authority. In connection with its registration in the United Kingdom the Company has a minimum Liquid Capital Requirement of £267,000, ($430,000 at December 31, 2002) and an Own Funds Requirement of €50,000 ($52,500 at December 31, 2002).

Staff

At March 1, 2003, the Company had a full-time staff of approximately 184 individuals, of whom 79 served in the portfolio management, research and trading areas, 62 served in the marketing and shareholder servicing areas and 43 served in the administrative area. As part of its staff, the Company employs seventeen portfolio managers for the Mutual Funds, Separate Accounts and Alternate Investment products. Additionally, Westwood Management employs five portfolio managers who advise five of the six portfolios of the Gabelli Westwood family of funds.

Item 2: *Properties*

At December 31, 2002 the Company leased its principal offices which consisted of a single 60,000 square foot building located at 401 Theodore Fremd Avenue, Rye, New York. This building was leased in December 1997 (prior to the IPO) from an entity controlled by members of Mr. Gabelli's family, and approximately 9,000 square feet are currently subleased to other tenants. The Company receives rental payments under the sublease agreements, which totaled approximately $260,000 in 2002 and were used to offset operating expenses incurred for the property. The lease provides that all operating expenses related to the property, which are estimated at $600,000 annually, are to be paid by the Company.

The Company has also entered into leases for office space in both the U.S. and overseas principally for portfolio management, research, sales and marketing personnel. These offices are generally less than 4,000 square feet and leased for periods of five years or less.

Item 3: *Legal Proceedings*

From time to time, the Company is a defendant in various lawsuits incidental to its business. The Company does not believe that the outcome of any current litigation will have a material effect on the financial condition of the Company.

Item 4: *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of the Company's security holders during the fourth quarter of 2002.

PART II

Item 5: ***Market for the Registrant's Common Equity and Related Stockholder Matters***

The Company's shares of Class A common stock have been traded on the New York Stock Exchange (NYSE) under the symbol GBL since its initial public offering on February 11, 1999. Prior to that there was no public market for our common stock.

As of March 1, 2003 there were 94 Class A common stockholders of record and 3 Class B common stockholders of record (GGCP and two wholly-owned subsidiaries). These figures do not include stockholders with shares held under beneficial ownership in nominee name which are estimated to be in excess of 4,000.

The following table sets forth the high and low prices of the Company's Class A common stock for each quarter of 2002 and 2001 as reported by the New York Stock Exchange.

Quarter Ended	High	Low
March 31, 2002	$ 44.45	$ 35.60
June 30, 2002	$ 41.05	$ 35.22
September 30, 2002	$ 36.65	$ 24.40
December 31, 2002	$ 33.92	$ 27.20
March 31, 2001	$ 36.46	$ 27.75
June 30, 2001	$ 43.65	$ 30.80
September 30, 2001	$ 48.90	$ 31.23
December 31, 2001	$ 44.95	$ 35.55

The Company has not paid any dividends since its inception but is constantly reviewing its dividend policy in light of a number of factors including its capital condition, operating profits and stock market conditions.

The information set forth under the caption "Equity Compensation Plan Information" in the Proxy Statement is incorporated herein by reference.

Item 6: *Selected Financial Data*

General

The selected historical financial data presented below has been derived in part from, and should be read in conjunction with Management's Discussion and Analysis included in Item 7 and the audited Consolidated Financial Statements of Gabelli Asset Management Inc. and subsidiaries and related notes included in Item 8 of this report.

The Company has not presented historical earnings per share for 1998 due to the significant changes in its operations that are not reflected in those historical financial statements (see Note A to the Consolidated Financial Statements).

	Year Ended December 31, (In thousands, except per share data)				
	1998	1999	2000	2001	2002
Income Statement Data					
Revenues:					
Investment advisory and incentive fees	$116,358	$147,414	$190,200	$186,124	$177,077
Commission revenue	8,673	11,856	16,805	15,939	13,883
Distribution fees and other income	13,156	16,992	26,913	22,351	18,999
Total revenues	138,187	176,262	233,918	224,414	209,959
Expenses:					
Compensation costs	56,046	71,860	97,055	85,754	80,387
Management fee	12,246	10,153	11,296	11,325	9,533
Other operating expenses	24,883	28,917	36,653	33,887	30,377
Non-recurring charge	-	50,725	-	-	-
Total expenses	93,175	161,655	145,004	130,966	120,297
Operating income	45,012	14,607	88,914	93,448	89,662
Other income (expense), net:					
Net gain (loss) from investments	(1,103)	14,253	6,716	5,187	1,353
Gain on sale of PCS licenses, net	17,614	-	-	-	-
Interest and dividend income	5,117	6,850	9,745	9,461	6,757
Interest expense	(2,212)	(3,438)	(3,714)	(6,174)	(11,977)
Total other income (expense), net	19,416	17,665	12,747	8,474	(3,867)
Income before income taxes and minority interest	64,428	32,272	101,661	101,922	85,795
Income taxes	5,451	10,467	40,257	39,342	32,259
Minority interest	1,710	3,270	3,409	1,482	224
Net income	$57,267	$ 18,535	$57,995	$61,098	$ 53,312
Net income per share:					
Basic		$ 0.64	$ 1.96	$ 2.06	$ 1.77
Diluted		$ 0.64	$ 1.94	$ 2.03	$ 1.76
Weighted average shares outstanding:					
Basic		29,117	29,575	29,666	30,092
Diluted		29,117	29,914	30,783	30,302
Actual shares outstanding at December 31st		29,699	29,519	29,828	29,881

	December 31,				
	1998	1999	2000	2001	2002
	(In thousands, except assets under management)				
Balance Sheet Data					
Total assets	$254,675	$243,062	$317,804	$486,394	$582,731
Total liabilities and minority interest	59,775	95,486	115,607	211,097	260,938
Total stockholders' equity	$194,900	$147,576	$202,197	$275,297	$321,793

	1998	1999	2000	2001	2002
Assets Under Management (unaudited) (at year end, in millions):					
Separate Accounts	$ 7,957	$ 10,064	$ 11,001	$ 12,233	$ 10,603
Mutual Funds	8,197	11,640	12,113	11,955	10,068
Partnerships	146	230	437	573	578
Total	$ 16,300	$ 21,934	$ 23,551	$ 24,761	$ 21,249

Unaudited Pro Forma Income Statement Data	Year Ended December 31, 1999 (In thousands, except per share data)
Revenues:	
Investment advisory and incentive fees	$ 147,414
Commission revenue	11,856
Distribution fees and other income	16,992
Total revenues	176,262
Expenses:	
Compensation costs	71,860
Management fee	9,057
Other operating expenses	28,894
Non-recurring charge	50,725
Total expenses	160,536
Operating income	15,726
Other income:	
Net gain from investments	12,350
Interest and dividend income	6,374
Interest expense	(3,653)
Total other income, net	15,071
Income before income taxes and minority interest	30,797
Income taxes	12,728
Minority interest	3,270
Net income	$ 14,799 (a)
Net income per share:	
Basic and diluted	$ 0.50 (a)
Weighted average shares outstanding:	
Basic and diluted	29,890

The foregoing unaudited pro forma income statement data gives effect to (i) the Reorganization, including the gain from investments, the reduction in interest and dividend income, the lower management fee and the increase in interest expense as if the Employment Agreement (see Note I to the Consolidated Financial Statements) had been in effect for the full year ended December 31, 1999 and (ii) the additional income taxes which would have been recorded if GFI had been a "C" corporation instead of an "S" corporation based on tax laws in effect. The unaudited pro forma data does not give effect to the use of proceeds received from the Offering for the period prior to the Offering.

The unaudited pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable under the circumstances. The pro forma financial data does not purport to represent the results of operations or the financial position of the Company which actually would have occurred had the Reorganization been consummated on the aforesaid dates, or project the results of operations or the financial position of the Company for any future date or period.

(a) Excluding the non recurring charge related to the note payable ($30.9 million, net of tax benefit of $19.8 million, or $1.03 per share) net income and net income per share for the year ended December 31, 1999 were $45.7 million and $1.53, respectively.

Item 7: *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in Item 8 to this report.

Background- Basis of Presentation

Gabelli Asset Management Inc. (the "Company"), incorporated in April 1998, had no significant assets or liabilities and did not engage in any substantial business activities prior to the public offering ("Offering") of its shares. On February 9, 1999, the Company exchanged 24 million shares of its Class B Common Stock, representing all of its then issued and outstanding common stock, to Gabelli Funds, Inc. ("GFI") and two of its subsidiaries in consideration for substantially all of the operating assets and liabilities of GFI related to its institutional and retail asset management, mutual fund advisory, underwriting and brokerage business (the "Reorganization"). GFI was subsequently renamed Gabelli Group Capital Partners, Inc. ("GGCP").

Immediately following the Reorganization, the Company sold 6 million shares of its Class A Common Stock in an initial public offering. On February 17, 1999 the Offering was completed and the Company received proceeds, net of fees and expenses, of approximately $96 million. Following the Offering, GFI owned 80% of the outstanding common stock of the Company. For periods after the Offering, the Company's financial statements will reflect the financial condition and results of operations of Gabelli Asset Management Inc. and the historical results of GFI will be shown as predecessor financial statements.

Overview

The Company's revenues are largely based on the level of assets under management in its businesses as well as the level of fees associated with its various investment products. Growth in revenues generally depends on the general level and trends of the stock market, good investment performance, which influences assets under management by increasing the value of existing assets under management, contributing to higher investment and lower redemption rates and facilitating the ability to attract additional investors while maintaining current fee levels. Growth in assets under management is also dependent on being able to access various distribution channels, which is usually based on several factors, including performance and service. Historically, the Company depended primarily on direct distribution of its products and services, but since 1995 has participated in Third-Party Distribution Programs, including NTF Programs. A majority of the Company's cash inflows to mutual fund products have come through these channels since 1998. In recent years the Company has been engaged to act as a sub advisor for other much larger financial services companies with much larger sales distribution organizations. A substantial portion of the cash flows into our institutional and separate accounts business has come through this channel. Fluctuations in financial markets also have a substantial effect on assets under management and results of operations, although the Company's extensive use of variable compensation programs tends to moderate the effects of fluctuations in revenues. The Company's largest source of revenues is investment advisory fees, which are based on the amount and composition of assets under management in its Mutual Funds and Separate Accounts. Advisory fees from the Mutual Funds and sub-advisory accounts are computed daily or weekly, while advisory fees from the Separate Accounts and certain alternative investment products are generally computed quarterly based on account values as of the end of the preceding quarter. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions and the fee structure for assets under management. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios. Revenues from our alternative investment products generally include an incentive allocation of 20% of the economic profit, as defined. The incentive allocation is recorded as earned with the related compensation expense accrued. The incentive allocation fees and related compensation expense may increase or decrease during the year depending upon the performance of the underlying alternative investment products. At the end of the year a final accounting is prepared by product and payment is received. We receive fulcrum fees from certain Separate Accounts based upon meeting or exceeding certain contractual investment return thresholds over a stipulated period of time. Performance fees are finalized and received when the contract period is completed. Certain fees in our closed end funds are only earned if the funds total return is greater than a specified total return. A total of $465 million of assets in closed-end funds are subject to such arrangements.

Commission revenues consist of brokerage commissions derived from securities transactions executed on an agency basis on behalf of mutual funds, institutional and high net worth clients as well as investment banking revenue, which consists of underwriting profits, selling concessions and management fees associated with underwriting activities. Commission revenues vary directly with account trading activity and new account generation. Investment banking revenues are directly impacted by the overall market conditions, which affect the number of public offerings which may take place.

Distribution fees and other income primarily include distribution fees payable in accordance with Rule 12b-1 ("12b-1") of the Investment Company Act of 1940, as amended (the "Investment Company Act"), along with sales charges and underwriting fees associated with the sale of the Mutual Funds plus other revenues. Distribution fees fluctuate based on the level of assets under management and the amount and type of Mutual Funds sold directly by the Company and through various distribution channels. Compensation costs include variable and fixed compensation and related expenses paid to the officers, portfolio managers, sales, trading, research and all other staff members of the Company.

Other operating expenses include product distribution and promotion costs, clearing charges and fees for the Company's brokerage operation, rental of office space and electronic data equipment and services, insurance, client servicing and other general and administrative operating costs.

Interest and dividend income, interest expense and net gain (loss) from investments (which includes both realized and unrealized gains) is derived from proprietary investments of the Company's capital in various public and private investments. Prior to the date of the Reorganization, net gain (loss) from investments was derived primarily from the assets that were distributed to GFI and also included the results of GFI's hedging activities. As part of an overall hedge of the risks associated with GFI's proprietary investment portfolio, GFI entered into transactions in domestic equity index contracts. These financial instruments represented future commitments to sell an underlying index for specified amounts at specified future dates. In connection with the Formation Transactions, the Company distributed most of the proprietary investment portfolio (which included the hedging activities) to GFI.

As a result of the Offering, the Company became taxable as a "C" corporation for Federal and state income tax purposes and paid taxes at an effective rate considerably higher than when Gabelli Asset Management Inc. and certain of its subsidiaries were treated as Subchapter "S" corporations.

Minority interest represents the share of net income attributable to the minority stockholders, as reported on a separate company basis, of the Company's consolidated majority-owned subsidiaries.

Asset Highlights

The Company reported assets under management as follows (dollars in millions):

	1998	1999	2000	2001	2002	Inc(Dec) 2002/2001	% CAGR (a)
Mutual Funds							
Open-End	$ 5,533	$ 8,509	$ 8,979	$ 8,334	$ 6,482	(22.2%)	11.0%
Closed-End	1,626	1,950	1,709	1,831	1,609	(12.1)	1.9
Fixed Income	1,038	1,181	1,425	1,790	1,977	10.4	18.9
Total Mutual Funds	8,197	11,640	12,113	11,955	10,068	(15.8)	10.4
Institutional & Separate Accounts							
Equities	7,133	9,370	10,142	11,513	9,990	(13.2)	10.4
Fixed Income	824	694	859	720	613	(14.9)	(8.0)
Total Institutional & Separate Accounts	7,957	10,064	11,001	12,233	10,603	(13.3)	8.6
Alternative Investments	146	230	437	573	578	0.9	33.2
Total Assets Under Management	$16,300	$21,934	$23,551	$24,761	$21,249	(14.2)	9.8

(a) the % CAGR is computed for the five year period December 31, 1997 through December 31, 2002

New cash inflows (sales less redemptions) in 2000 and 2001 were $2.9 billion and $2.7 billion, respectively. In 2002 there was a net cash outflow of $61 million. The 2002 cash flows do not include $248 million in assets under management added through our affiliation with Woodland Partners LLC in November 2002. For the three years ended December 31, 2000, 2001 and 2002 our net cash in (out) flows by product line were as follows (in millions):

	2000	2001	2002
Mutual Funds			
Equities	$ 1,472	$ 846	$ (188)
Fixed Income	204	310	156
Total Mutual Funds	1,676	1,156	(32)
Institutional & Separate Accounts			
Equities	898	1,600	97
Fixed Income	128	(171)	(120)
Total Institutional & Separate Accounts	1,026	1,429	(23)
Alternative Investments			
Equities	165	136	(6)
Fixed Income	-	-	-
Total Alternative Investments	165	136	(6)
Total Equities	2,535	2,582	(97)
Total Fixed Income	332	139	36
Total Net Cash In (Out) Flows	$ 2,867	$ 2,721	$ (61)

Operating Results for the Year Ended December 31, 2002 as Compared to the Year Ended December 31, 2001

Total revenues were $210.0 million in 2002, $14.4 million or 6.4% below total revenues of $224.4 million in 2001. The decline in total revenues by revenue component was as follows: (in millions)

			Increase (decrease)	
	2001	2002	$	%
Investment advisory and incentive fees	$186.1	$177.1	$ (9.0)	(4.9%)
Commissions	15.9	13.9	(2.0)	(12.9)
Distribution Fees and other income	22.4	19.0	(3.4)	(15.0)
Total revenues	$224.4	$210.0	$(14.4)	(6.4)

Investment advisory fees are directly influenced by the level and mix of assets under management. Nearly 88% of assets managed by the Company are in equity products. Average assets managed, and therefore investment advisory fees, continued to be impacted by the overall decline in the world equity markets during 2002. Equity markets were down for a third straight year as the Standard & Poor's, Russell 2002 and NASDAQ indices fell 22.1%, 20.5% and 31.1%, respectively. Against this backdrop, assets managed in our open-end equity mutual funds declined 22.2% to $6.5 billion in 2002, from $8.3 billion in 2001. Substantially all of this $1.8 billion decline was due to market performance as equity mutual fund cash outflows were less than $ 0.2 billion in 2002. The decline in equity-managed assets was largely offset by an increase in assets managed in our fixed income products. The result of lower equity valuations and a shift in mix to lower margin fixed income products led to a decline in mutual fund revenues of 12.8%, or $13.5 million, to $92.2 million in 2002 from $105.7 million in 2001. Investment advisory fees from our institutional and high-net-worth Separate Accounts rose $4.9 million to $77.4 million in 2002 compared to $72.5 million in 2001, benefiting from nearly $100 million in net new cash flows into its equity portfolios during the year. Advisory fees from alternative investment products increased 16% to $5.7 million from $4.9 million in 2001 due to higher overall levels of assets under management. Incentive allocations from alternative investment products, which generally represent 20% of the absolute gain in a portfolio, were lower at $1.8 million in 2002 compared with $3.0 million in 2001 as portfolio gains were impacted by the world equity markets.

Commission revenues in 2002 were $13.9 million, $2.0 million, or 12.9% lower than commission revenues of $15.9 million in 2001. The lower commission revenues result from a decline in agency trading activity for accounts managed by affiliated companies. Commission revenues derived from transactions on behalf of the Mutual Funds and Separate Accounts clients totaled $11.9 million, or approximately 86% of total commission revenues in 2002.

Distribution fees and other income declined 15.0% or $3.4 million to $19.0 million in 2002 from $22.4 million in 2001. The year-to-year decline was principally the result of lower average assets under management in open-end equity mutual funds.

Total expenses were $120.3 million in 2002, a decrease of $10.7 million, or 8.1%, from total expenses of $131.0 million in 2001. Operating income as a percentage of total revenues rose to 43% in 2002 from 42% in 2001. Compensation costs, which are largely variable in nature and increase or decrease as revenues grow or decline, decreased approximately $5.4 million, or 6.3%, to $80.4 million in 2002 from $85.8 million in 2001. We began to increase staffing in portfolio management, research and marketing during the second half of 2002 to further strengthen and expand our core competencies in these areas. This will impact operating margins in the short-term but are expected to strengthen our asset gathering capabilities and increase asset and revenue growth and improve operating margins over the longer term. Management fee expense, which is totally variable and increases or decreases as pre-tax profits grow or decline, was $9.5 million in 2002 and $11.3 in 2001. Other operating expenses, which include marketing, promotion and distribution costs as well as general operating expenses were $30.4 million in 2002, a decrease of approximately $3.5 million, or 10.4%, from $33.9 million in 2001. Included in other operating costs are distribution payments to third party intermediaries, which totaled $10.8 million in 2002, a decrease of $1.5 million, or 11.9%, from $12.3 million in 2001.

Net gain from investments, which is principally derived from the Company's proprietary investment portfolio, was approximately $1.4 million for the year ended December 31, 2002 compared to $5.2 million in 2001. In 2002 a gain of $0.6 million was realized from the repurchase of 218,200 shares of the mandatory convertible securities. Interest and dividend income was $6.8 million in 2002 compared to $9.5 million in 2001. Interest expense rose $5.8 million to $12.0 million in 2002, from $6.2 million in 2001. The increase in interest expense is attributable to the issuance of a $100 million convertible note in August 2001 and $90 million of mandatory convertible securities (NYSE: GBL.I) issued in February 2002. The convertible note paid interest at a rate of 6.5% per year through August 2002 and pays 6% thereafter. The note is convertible, at the holder's option, into shares of the Company's Class A Common Stock at $53 per share. The mandatory convertible securities pay interest at 6% and consist of both a contract to purchase shares of GBL on February 17, 2005 and 6% senior notes due February 17, 2007.

The effective tax rate for 2002 was 37.6% down from the 2001 effective tax rate of 38.6% primarily from lower applicable state and local income taxes.

Minority interest expense was $0.2 million in 2002 down 84.9% from $1.5 million in 2001. The decrease in expense is primarily attributable to the Company's increased ownership in Gabelli Securities, Inc. During 2001 the Company raised its ownership interest to 92% from 77% through the issuance of approximately 400,000 shares of its Class A common stock.

Shares outstanding on a diluted basis at December 31, 2002 were 30.3 million and did not include any shares from the assumed conversion of the Company's convertible note for the full year 2002 as under the applicable accounting methodology used to compute dilution the convertible note was anti-dilutive. The full number of shares which may be issued upon conversion of this note is approximately 1.9 million. Shares issuable under the mandatory convertible securities are also excluded from the diluted shares calculation under current accounting rules. Shares issuable under the mandatory convertible securities, which convert into Class A Common Stock in February 2005, will be between 1.8 and 2.2.million. During 2002 the Company issued 600,844 shares from the exercise of stock options and repurchased 547,526 shares.

Operating Results for the Year Ended December 31, 2001 as Compared to the Year Ended December 31, 2000

Total revenues for the year ended December 31, 2001 were $224.4 million versus $233.9 million for the year ended December 31, 2000. Assets under management ended the year at $24.8 billion, a 5% increase over prior year end assets under management of $23.6 billion. The growth in assets under management of $1.2 billion in 2001 was driven by net new cash flows of $2.7 billion, which was partially offset by the overall decline in equity market valuations.

Investment advisory and incentive fees, which comprised 83% of total revenues in 2001, were $186.1 million, $4.1 million or 2% below the comparable 2000 revenues of $190.2 million. The increase in advisory fees for our institutional and high net worth Separate Accounts and Alternative Investment accounts were more than offset by lower Mutual Fund revenues and incentive performance fees from Alternative Investment products. Revenues from institutional and high net worth Separate Accounts rose 10% or $6.4 million as assets under management in these accounts grew 11% to $12.2 billion in 2001 versus $11.0 billion in 2000. Net cash flows into Separate Accounts for 2001 were $1.4 billion. Although Mutual Fund assets under management remained virtually unchanged, at $12.0 billion at December 31, 2001 versus $12.1 billion at December 31, 2000, revenues declined $7.4 million or 7% due to lower average assets under management in our open end equity funds and resulting shift in product mix from higher fee equity products to fixed income products.

The average assets under management in the open end equity mutual funds were $8.6 billion in 2001, 7.7% lower than the prior year average of $9.3 billion. Net cash flows into Mutual Funds were $1.2 billion during 2001, including $800 million into equity products. The positive cash flows into equity products in 2001 were offset by a decline of $1.4 billion in equity market valuations which impacted the overall revenue mix. Revenues from Alternative Investment products benefited from a 31% increase in assets under management which increased advisory fees $1.8 million in 2001 over the prior year. The increase in managed assets was primarily the result of net cash inflows for the year as overall market performance in 2001 was flat. Performance fees, as a result, were $4.9 million or 62% lower in 2001 versus the prior year.

Commission revenues in 2001 were $15.9 million, a decrease of $0.9 million, or 5%, from commission revenues of $16.8 million in 2000. The lower commission revenues result from a decline in agency trading activity for accounts managed by affiliated companies. Commission revenues derived from transactions on behalf of the Mutual Funds and Separate Accounts clients totaled $13.5 million, or approximately 86% of total commission revenues in 2001.

Distribution fees and other income declined 17% to $22.4 million in 2001 from $26.9 million in 2000. Included in 2000 revenues was a one time $3.1 million investment banking fee. Excluding this fee the year to year decline was 6% or $1.4 million principally the result of lower distribution fees and reflecting the lower average assets under management in open end mutual funds.

Total expenses were $131.0 million in 2001, a decrease of $14.0 million, or 10%, from total expenses of $145.0 million in 2000. Operating income as a percentage of total revenues rose to 42% in 2001 from 38% in 2000. Compensation costs, which are largely variable in nature and increase or decrease as revenues grow or decline, decreased approximately $11.3 million, or 12%, to $85.8 million in 2001 from $97.1 million in 2000. Management fee expense, which is totally variable and increases or decreases as pre-tax profits grow or decline, was $11.3 million in both 2000 and 2001. Other operating expenses, which include marketing, promotion and distribution costs as well as general operating expenses were $33.9 million in 2001, a decrease of approximately $2.8 million, or 8%, from $36.7 million in 2000. Included in other operating costs are distribution payments to third party intermediaries which totaled $12.3 million in 2001, an increase of $0.2 million, or 2%, from $12.1 million in 2000. Mutual fund administration and distribution expenses and brokerage clearing charges accounted for more than $1.0 million of the decrease in the remaining costs on a year to year basis.

Net gain from investments, which is derived from the Company's proprietary investment portfolio, was approximately $5.2 million for the year ended December 31, 2001 compared to a net gain of $6.7 million for 2000. Interest and dividend income was $9.5 million in 2001 compared to $9.7 million in 2000. Interest expense rose $2.5 million to $6.2 million in 2001, from $3.7 million in 2000.

The increase in interest expense is attributable to the issuance of a $100 million convertible note in August 2001. The note pays interest at a rate of 6.5% per year through August 2002 and 6% thereafter. The note is convertible, at the holder's option, into shares of the Company's Class A Common Stock at $53 per share.

The effective tax rate for 2001 was 38.6% down from the 2000 effective tax rate of 39.6% primarily from lower applicable state and local income taxes.

Minority interest expense was $1.5 million in 2001 down 56% from $3.4 million in 2000. The decrease in expense is primarily attributable to the Company's increased ownership in Gabelli Securities, Inc. During 2001 the Company raised its ownership interest to 92% versus 77% at the end of the prior year.

Shares outstanding on a diluted basis at December 31, 2001 were 30.8 million and included 0.7 million shares from the assumed conversion of the Company's convertible note for the period outstanding from its issuance in August 2001. The full number of shares which may be issued upon conversion of this note is approximately 1.9 million.

Liquidity and Capital Resources

The Company's principal assets consist of cash, short-term investments, securities held for investment purposes and investments in partnerships in which the Company is either a general or limited partner. Short-term investments are comprised primarily of United States treasury securities with maturities of less than one year and money market funds managed by the Company. Although investments in investment partnerships are for the most part illiquid, the underlying investments of such partnerships are for the most part liquid and the valuations of the investment partnerships reflect that underlying liquidity.

Summary cash flow data is as follows:

	2000	2001	2002
		(in thousands)	
Cash flows provided by (used in):			
Operating activities	$ (1,918)	$ 139,573	$ (38,347)
Investing activities	(28,093)	(375)	18,539
Financing activities	(3,750)	96,978	25,791
Increase (decrease) in cash and cash equivalents	(33,761)	236,176	5,983
Cash and cash equivalents at beginning of year	103,032	69,271	305,447
Cash and cash equivalents at end of year	$ 69,271	$ 305,447	$ 311,430

Cash and liquidity requirements have historically been met through operating income and the Company's borrowing capacity. At December 31, 2002, the Company had cash and cash equivalents of $311.4 million, an increase of $6.0 million from the prior year end. On August 14, 2002 the Company established a collateral account, consisting of cash and cash equivalents totaling $103.0 million, to secure a letter of credit issued in favor of Cascade Investment LLC("Cascade"), the holder of the $100.0 million convertible note. The letter of credit expires on August 14, 2003. Cash and securities held in the collateral account are restricted from other uses until the letter of credit expires.

Cash used in operating activities of $38.3 million in 2002 results primarily from $120.0 million used to purchase equity securities and U.S. Government obligations which, due to their maturities, are not classified as cash equivalents, offset by net income of $53.3 million, the cash savings from recognizing $18.7 million in deferred tax assets related to the repayment of the $50 million note payable and the tax benefit related to the exercise of non-qualified stock options of $4.5 million. Cash provided by operating activities of $139.6 million in 2001 came primarily from $70.6 million in proceeds from net sales of investments and reported net income of $61.1 million.

Cash provided by investing activities of $18.5 million in 2002 is primarily due to distributions from certain partnerships and affiliates of $27.2 million, offset by investments in certain partnerships of $8.1 million. Cash used in investing activities of $0.4 million in 2001 was primarily due to investments in partnerships and affiliates of $33.6 million, offset by distributions from partnerships of $26.2 million and proceeds from sales of available for sale securities of $8.4 million.

Cash provided by financing activities of $25.8 million in 2002 was largely due to the issuance of $90 million of mandatory convertible securities and $10.8 million received from the exercise of Company stock options by employees partially offset by the payment of a $50.0 million note in January 2002, the purchase of an additional $17.2 million of our Class A Common Stock and $5.3 million of mandatory convertible securities. Cash provided by financing activities of $97.0 million in 2001 was largely due to the issuance of a $100 million convertible note to Cascade, partially offset by the purchase of $3.1 million of additional treasury stock during the year. The note paid interest of 6.5% through August 14, 2002 and pays 6% annually thereafter. The note is convertible, at the option of the holder, into shares of Class A Common Stock at $53 per share. Further, at the option of the holder, this note can be put back to the Company at par on August 13, 2003.

The Company continues to maintain its investment grade rating which it has received from two ratings agencies, Moody's Investors Services and Standard and Poor's Ratings Services. We believe that our ability to maintain our investment grade rating will provide greater access to the capital markets, enhance liquidity and lower overall borrowing costs.

Gabelli & Company is registered with the Commission as a broker-dealer and is a member of the NASD. As such, it is subject to the minimum net capital requirements promulgated by the Commission. Gabelli & Company's net capital has historically exceeded these minimum requirements. Gabelli & Company computes its net capital under the alternative method permitted by the Commission, which requires minimum net capital of $250,000. As of December 31, 2001 and 2002, Gabelli & Company had net capital, as defined, of approximately $10.4 million and $13.5 million, respectively, exceeding the regulatory requirement by approximately $10.2 million and $13.2 million, respectively. Regulatory net capital requirements increase when Gabelli & Company is involved in underwriting activities.

Market Risk

Equity Price Risk

The Company is subject to potential losses from certain market risks as a result of absolute and relative price movements in financial instruments due to changes in interest rates, equity prices and other factors. The Company's exposure to market risk is directly related to its role as financial intermediary and advisor for assets under management in its mutual funds, institutional and separate accounts business and its proprietary investment and trading activities. At December 31, 2002, the Company's primary market risk exposure was for changes in equity prices and interest rates. At December 31, 2001 and 2002, the Company had equity investments, including mutual funds largely invested in equity products, of $52.8 million and $69.2 million, respectively. Investments in mutual funds, $38.9 million and $38.5 million at December 31, 2001 and 2002, respectively, generally lower market risk through the diversification of financial instruments within their portfolios. In addition, the Company may alter its investment holdings from time to time in response to changes in market risks and other factors considered appropriate by management. The Company also holds investments in partnerships and affiliates which invest primarily in equity securities and which are subject to changes in equity prices. Investments in partnerships and affiliates totaled $65.8 million and $47.9 million at December 31, 2001 and 2002, respectively, of which $53.8 million and $35.7 million were invested in partnerships and affiliates which invest in event-driven merger arbitrage strategies. These strategies are primarily dependent upon deal closure rather than the overall market environment.

The following table provides a sensitivity analysis for our investments in equity securities and partnerships which invest primarily in equity securities excluding arbitrage products, for which the principal exposure is to deal closure and not overall market conditions, as of December 31, 2001 and 2002. The sensitivity analysis assumes a 10% increase or decrease in the value of these investments. (In thousands)

	Fair Value	Fair Value assuming 10% decrease in equity prices	Fair Value assuming 10% increase in equity prices
At December 31, 2001:			
Equity price sensitive investments, at fair value..................................	$ 63,196.5	$ 56,876.9	$ 69,516.2
At December 31, 2002:			
Equity price sensitive investments, at fair value..................................	$ 78,905.4	$ 71,014.9	$ 86,795.9

The Company's revenues are largely driven by the market value of its assets under management and are therefore exposed to fluctuations in market prices of these assets, which are largely readily marketable equity securities. Investment advisory fees for mutual funds are based on average daily or weekly asset values. Management fees earned on institutional and separate accounts, for any given quarter, are determined based on asset values on the last day of the preceding quarter. Any significant increases or decreases in market value of assets managed which occur on the last day of the quarter will result in a relative increase or decrease in revenues for the following quarter.

Interest Rate Risk

The Company's exposure to interest rate risk results, principally, from its investment of excess cash in government obligations. These investments are primarily short term in nature and the fair value of these investments generally approximates market value. The Company's mandatory convertible securities include a provision to reset the interest rate in November 2004. The reset rate will be determined by the rates the notes should bear in order for each note to have an aggregate market value of 100.5% of the principal amount of the note. If the reset rate was determined at December 31, 2002 the interest rate would have been approximately 4.1%.

Commitments and Contingencies

The Company is obligated to make future payments under various contracts such as debt agreements and capital and operating lease agreements. The following table sets forth the significant contractual cash obligations of the Company as of December 31, 2002. (In thousands)

	Total	2003	2004	2005	2006	2007	Thereafter
Contractual Obligations:							
6 % Convertible note	$100,000	$ -	$ -	$ -	$ -	$ -	$ 100,000
6.95%-Mandatory convertible securities	84,545	-	-	-	-	84,545	-
Capital lease obligations	7,896	756	765	765	765	765	4,080
Non-cancelable operating lease obligations	1,191	437	247	216	199	92	-
Total	$193,632	$ 1,193	$ 1,012	$ 981	$ 964	$ 85,402	$ 104,080

In addition, the 6% convertible note provides the holder certain put rights, at par plus accrued interest, on August 13, 2003. If exercised, the Company will be required to pay down the entire principal balance at that time. A collateral account consisting of cash and securities has been established in the amount of $103.0 million to secure a letter of credit in favor of the convertible note holder. The letter of credit will expire on August 14, 2003.

Critical Accounting Policies

In the ordinary course of business the Company makes a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with accounting principles. We base our estimates on historical experience, when available, and on other various assumptions that are believed to be reasonable under the circumstances. Actual results could differ significantly from those estimates under different assumptions and conditions.

We believe the following critical assumptions and estimates are those applied to revenue recognition, the valuation of investments, goodwill and other long-lived intangibles, income taxes, stock option accounting and the possible impact of the recently issued accounting policy Financial Interpretation No. ("FIN") 46 "Consolidation of Variable Interest Entities."

Revenue Recognition

Advisory fees from Mutual Funds and sub-advisory accounts are computed daily or weekly, while advisory fees from Separate Accounts and certain alternative investment products are generally computed quarterly based upon account values as of the end of the preceding quarter. Revenues from our alternative investment products generally include an incentive allocation of 20% of the economic profit, as defined, which is recorded as earned. The incentive allocation fees may increase or decrease during the year as funds' profits increase or decrease. Revenues may also include performance fees and fulcrum fees from certain Separate Accounts and closed-end funds based upon meeting or exceeding certain contractual investment return thresholds over a stipulated period of time. Performance fees are finalized and received when the contract period is completed.

Investments

We hold investments in investment partnerships and affiliates, whose underlying assets consist of marketable securities, which are accounted for using the equity method, under which we record our share of the earnings or losses into income as earned. While many of these investments are publicly traded and have readily available market valuations, some of their investments are non-publicly traded whose value may be difficult to determine. Investments are written down when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying investment could result in an inability to recover the carrying value of the investment and thereby require an impairment charge to earnings.

Goodwill and other long-lived intangible assets

Prior to the issuance of SFAS 142, goodwill and other long-lived intangible assets were amortized each year. The adoption of SFAS 142 at the beginning of 2002, eliminated the amortization of these assets and established requirements for having them tested for impairment at least annually. At December 31, 2002 management assessed the recoverability of goodwill and other intangible assets and determined that there was no impairment. In assessing the recoverability of goodwill and other intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, it may result in an impairment charge for these assets to income.

Income Taxes

In the ordinary course of business, we prepare a number of tax returns, which are regularly audited by Federal, state and foreign tax authorities. The inherent complications in the various tax codes often create the need for subjective judgments in applying its provisions. While management believes that tax positions taken comply with tax law and are both reasonable and supported by the facts and circumstances of the situation, upon audit additional taxes may be assessed. The extent to which assessments may be proposed, the ultimate impact on future financial results cannot be determined.

Stock Based Compensation

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," we currently account for stock options by the disclosure-only provision of this Statement, and therefore use the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for accounting for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the option grant over the exercise price. We have not incurred any such compensation expense during the last three fiscal years. If we had elected to account for our stock based compensation awards previously issued using the fair value method, the estimated fair value of awards would have been charged against income over the vesting period. For the year ended December 31, 2002 net income and diluted net income per share would have been lowered by an estimated $698,000 and $0.03 per share, respectively under the fair value method. The estimated fair value of option awards is determined using the Black Scholes option-pricing model. This sophisticated model utilizes a number of assumptions in arriving at its results, including the estimate life of the option, the risk free interest rate at the date of grant and the volatility of the underlying common stock. There may be other factors, which have not been considered, which may have an effect on the value of the options as well. The effects of changing any of the assumptions or factors employed by the Black Scholes model may result in a significantly different valuation, net income and net income per share.

Recent Accounting Developments

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS 142, intangible assets with indefinite lives and goodwill will no longer be required to be amortized. Instead, these assets will be evaluated annually for impairment. The Company adopted the provisions of SFAS 142 at the beginning of 2002. Based on managements review and evaluation there was no impairment in the carrying value of its intangible assets including goodwill and it did not have a material impact on the Company's consolidated financial statements in 2002.

In April 2002, the FASB issued SFAS No. 145, which rescinded SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt". Under SFAS No. 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item. As a result of the rescission, the criteria in APB Opinion No. 30 is used to classify gains and losses from debt extinguishments. Since the issuance of SFAS No. 4, the use of debt extinguishments has become a part of the risk management strategy of many companies, particularly those who participate in the secondary lending markets. Debt extinguishment no longer meets the criteria for classification as extraordinary items in APB Opinion No. 30. Accordingly, gains from the repurchase of the Company's mandatory convertible in 2002 of $613,000 have been included in net gain from investments and not as an extraordinary item. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements in 2002 and is not expected to have a material impact on future consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), which provides accounting, and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretations initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company indemnifies its clearing broker for losses it may sustain from the customer accounts introduced by the Company's broker dealer subsidiaries.

In accordance with New York Stock Exchange rules customer balances are typically collateralized by customer securities or supported by other recourse provisions. In addition, the Company further limits margin balances to a maximum of 25% versus 50% permitted under exchange regulations. At December 31, 2002 the total amount of customer balances subject to indemnification (i.e. margin debits) was immaterial.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" which provides alternative methods of transition to SFAS 123, "Accounting for Stock-Based Compensation" and also amends its disclosure provisions. In addition to the Prospective method originally provided under Statement 123, Statement 148 provides for a modified prospective and a retroactive restatement method. SFAS 148 further expands the disclosure requirements to require disclosure in condensed consolidated interim financial statements for any period in which stock-based awards are outstanding and accounted for using the intrinsic value method of APB Opinion No. 25. The Company will begin expensing options using the fair value recognition provisions of SFAS 123 effective January 1, 2003. We are in the process of determining which of the three transition methods provided under SFAS 148 will be applied.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which provides new criteria for determining whether or not consolidation accounting is required. This interpretation focuses on financial interests that indicate control despite the absence of clear control through voting interests. It concludes that a company's exposure (variable interest) to the economic risks and rewards from the variable interest entity's assets and activities are the best evidence of control. If the company holds the largest variable interest it could be considered the primary beneficiary. As the primary beneficiary it would be required to include the variable interest entity's assets, liabilities and results of operations in its own financial statements. This interpretation may require the Company to consolidate or provide additional disclosures of the financial information for certain investment partnerships for which it is a general partner. This interpretation is effective for variable interest entities created after January 31, 2003; otherwise, it is applicable for the first interim or annual reporting period after June 15, 2003. If applicable, the Interpretation would require consolidation of an investment partnership's assets and liabilities and results of operation with minority interest recorded for the ownership share applicable to other investors. The difference between consolidation and the equity method would impact detailed line items reported within the consolidated financial statements but not overall consolidated net income or stockholders' equity. Where consolidation is not required additional disclosures maybe required. Refer to Note C to the consolidated financial statements.

Seasonality and Inflation

The Company does not believe its operations are subject to significant seasonal fluctuations. The Company does not believe inflation will significantly affect its compensation costs, as they are substantially variable in nature. However, the rate of inflation may affect Company expenses such as information technology and occupancy costs. To the extent inflation results in rising interest rates and has other effects upon the securities markets, it may adversely affect the Company's financial position and results of operations by reducing the Company's assets under management, revenues or otherwise.

Item 7A: *Quantitative and Qualitative Disclosures About Market Risk*

Reference is made to the information contained under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk."

Item 8: *Financial Statements and Supplementary Data*

Reference is made to the Index on page F-1 of the Consolidated Financial Statements of the Company and the Notes thereto contained herein.

[this page intentionally left blank]

Item 8: ***Financial Statements and Supplementary Data***

GABELLI ASSET MANANAGEMENT INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission that are not required under the related instructions or are inapplicable have been omitted.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Gabelli Asset Management Inc. and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Gabelli Asset Management Inc. and Subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gabelli Asset Management Inc. and Subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

New York, New York
March 11, 2003

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,		
	2000	2001	2002
	(In thousands, except per share data)		
Revenues			
Investment advisory and incentive fees	$ 190,200	$ 186,124	$ 177,077
Commission revenue	16,805	15,939	13,883
Distribution fees and other income	26,913	22,351	18,999
Total revenues	233,918	224,414	209,959
Expenses			
Compensation costs	97,055	85,754	80,387
Management fee	11,296	11,325	9,533
Other operating expenses	36,653	33,887	30,377
Total expenses	145,004	130,966	120,297
Operating income	88,914	93,448	89,662
Other Income (Expense)			
Net gain from investments	6,716	5,187	1,353
Interest and dividend income	9,745	9,461	6,757
Interest expense	(3,714)	(6,174)	(11,977)
Total other income (expense), net	12,747	8,474	(3,867)
Income before income taxes and minority interest	101,661	101,922	85,795
Income taxes	40,257	39,342	32,259
Minority interest	3,409	1,482	224
Net income	$ 57,995	$ 61,098	$ 53,312
Net income per share:			
Basic	$ 1.96	$ 2.06	$ 1.77
Diluted	$ 1.94	$ 2.03	$ 1.76
Weighted average shares outstanding:			
Basic	29,575	29,666	30,092
Diluted	29,914	30,783	30,302

See accompanying notes.

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2002
	(In thousands, except share data)	
ASSETS		
Cash and cash equivalents, including restricted cash of $103,000 in 2002	$ 305,447	$ 311,430
Investments in securities	56,293	175,466
Investments in partnerships and affiliates	65,838	47,932
Receivable from brokers	36	4,919
Investment advisory fees receivable	14,651	15,603
Notes and other receivables from affiliates	11,860	10,440
Capital lease	2,693	2,446
Deferred income taxes	18,661	-
Intangible assets	4,653	4,650
Other assets	6,262	9,845
Total assets	$ 486,394	$ 582,731
LIABILITIES AND STOCKHOLDERS' EQUITY		
Note payable	$ 50,000	$ -
Payable to brokers	8,554	17,138
Income taxes payable	4,733	9,196
Capital lease obligation	3,492	3,433
Compensation payable	21,183	18,459
Securities sold, not yet purchased	-	5,022
Accrued expenses and other liabilities	15,524	15,583
Total liabilities	103,486	68,831
6% Convertible note	100,000	100,000
6.95% Mandatory convertible securities	-	84,545
Minority interest	7,611	7,562
Stockholders' equity:		
Class A Common Stock, $.001 par value; 100,000,000 shares authorized; 6,550,000 and 7,450,844 shares issued, respectively	7	8
Class B Common Stock, $.001 par value; 100,000,000 shares authorized; 23,450,000 and 23,150,000 shares issued and outstanding, respectively	23	23
Additional paid-in capital	126,001	136,835
Retained earnings	154,249	207,561
Accumulated comprehensive loss	(168)	(638)
Treasury stock, at cost (172,096 and 719,622 shares, respectively)	(4,815)	(21,996)
Total stockholders' equity	275,297	321,793
Total liabilities and stockholders' equity	$ 486,394	$ 582,731

See accompanying notes.

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2000, 2001 and 2002
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at December 31, 1999......	$ 30	$117,046	$ 35,156	$ -	$ (4,656)	$ 147,576
Net income	-	-	57,995	-	-	57,995
Purchase of treasury stock	-	-	-	-	(3,374)	(3,374)
Balance at December 31, 2000......	30	117,046	93,151	-	(8,030)	202,197
Comprehensive income:						
Net income	-	-	61,098	-	-	61,098
Other comprehensive loss:						
Net unrealized losses on securities available for sale, net of management fees and income tax benefit of $136....	-	-	-	(168)	-	(168)
Total comprehensive income.....						60,930
Exchange of treasury stock for minority interests in a subsidiary	-	8,955	-	-	6,268	15,223
Purchase of treasury stock	-	-	-	-	(3,053)	(3,053)
Balance at December 31, 2001......	30	126,001	154,249	(168)	(4,815)	275,297
Comprehensive income:						
Net income	-	-	53,312	-	-	53,312
Other comprehensive loss:						
Net unrealized losses on securities available for sale, net of management fees and income tax benefit of $362....	-	-	-	(470)	-	(470)
Total comprehensive income.....						52,842
Issuance of mandatory convertible securities	-	(4,615)	-	-	-	(4,615)
Purchase and retirement of mandatory convertible securities	-	143	-	-	-	143
Exercise of stock options including tax benefit	1	15,306	-	-	-	15,307
Purchase of treasury stock	-	-	-	-	(17,181)	(17,181)
Balance at December 31, 2002......	$ 31	$ 136,835	$ 207,561	$ (638)	$ (21,996)	$ 321,793

See accompanying notes.

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		
	2000	2001	2002
		(In thousands)	
Operating activities			
Net income	$57,995	$61,098	$53,312
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in earnings of partnerships and affiliates	(7,435)	(1,949)	(1,135)
Depreciation and amortization	706	769	897
Deferred income taxes	(2,495)	721	19,882
Tax benefit from stock options exercised	-	-	4,488
Minority interest in income of subsidiaries	3,409	1,482	224
Realized losses on available for sale securities	-	320	20
Market value of donated securities	-	-	412
(Increase) decrease in operating assets:			
Investments in securities	(64,729)	70,635	(119,935)
Investment advisory fees receivable	(1,038)	656	(953)
Notes and other receivables from affiliates	5	(276)	1,419
Other receivables	(798)	(650)	417
Receivable from broker	(3,853)	3,817	(4,883)
Other assets	(773)	(2,919)	(4,647)
Increase (decrease) in operating liabilities:			
Payable to broker	(5,637)	8,554	8,584
Income taxes payable	2,876	(2,629)	3,521
Compensation payable	15,410	(4,457)	(2,641)
Securities sold, but not yet purchased	(2)	-	5,022
Accrued expenses and other liabilities	4,441	4,401	(2,351)
Total adjustments	(59,913)	78,475	(91,659)
Net cash provided by (used in) operating activities	(1,918)	139,573	(38,347)
Investing activities			
Purchases of available for sale securities	-	(1,394)	(1,237)
Proceeds from sales of available for sale securities	-	8,362	735
Distributions from partnerships and affiliates	4,447	26,241	27,154
Investments in partnerships and affiliates	(32,540)	(33,584)	(8,113)
Net cash provided by (used in) investing activities	(28,093)	(375)	18,539
Financing activities			
Purchase of minority stockholders' interest	(376)	31	(273)
Proceeds from issuance of convertible note	-	100,000	-
Proceeds from issuance of mandatory convertible securities	-	-	87,738
Repayment of note payable	-	-	(50,000)
Proceeds from exercise of stock options	-	-	10,819
Purchase of mandatory convertible securities	-	-	(5,312)
Purchase of treasury stock	(3,374)	(3,053)	(17,181)
Net cash provided by (used in) financing activities	(3,750)	96,978	25,791
Net increase (decrease) in cash and cash equivalents	(33,761)	236,176	5,983
Cash and cash equivalents at beginning of year	103,032	69,271	305,447
Cash and cash equivalents at end of year	$ 69,271	$ 305,447	$ 311,430
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 3,714	$ 6,174	$ 11,977
Cash paid for income taxes	$ 39,884	$ 41,421	$ 4,464
Supplemental disclosures of non-cash financing activities			
Treasury stock exchanged for subsidiary stock held by minority stockholders	$ -	$ 15,223	$ -
Securities reclassified to available for sale	$ -	$ 14,278	$ -

See accompanying notes

A. Significant Accounting Policies

Basis of Presentation

Gabelli Asset Management Inc. ("GBL" or the "Company" and where the context requires, the "Company" includes its predecessors and its consolidated subsidiaries) was incorporated in April 1998 in the state of New York, with no significant assets or liabilities and did not engage in any substantial business activities prior to the initial public offering ("Offering") of its shares. On February 9, 1999, the Company exchanged 24 million shares of its Class B Common Stock, representing all of its then issued and outstanding common stock, with Gabelli Funds, Inc. ("GFI") and two of its subsidiaries in consideration for substantially all of the operating assets and liabilities of GFI, relating to its institutional and retail asset management, mutual fund advisory, underwriting and brokerage business (the "Reorganization"). GBL distributed net assets and liabilities, principally a proprietary investment portfolio, of approximately $165 million, including cash of $18 million, which has been recorded for accounting purposes as a deemed distribution to GFI. GFI was later renamed Gabelli Group Capital Partners, Inc. ("GGCP").

On February 17, 1999, the Company completed its sale of 6 million shares of Class A Common Stock in the Offering and received proceeds, after fees and expenses, of approximately $96 million. Immediately after the Offering GFI owned 80% of the outstanding common stock of the Company. In addition, with the completion of the Offering, the Company became a "C" Corporation for Federal and state income tax purposes and is subject to substantially higher income tax rates.

The accompanying consolidated financial statements include the assets, liabilities and earnings of GBL its wholly-owned subsidiary GAMCO Investors, Inc. ("GAMCO"), and GBL's majority-owned subsidiaries consisting of Gabelli Securities, Inc. ("GSI"), Gabelli Fixed Income L.L.C. ("Fixed Income") and Gabelli Advisers Inc. ("Advisers").

At December 31, 2000, 2001 and 2002, the Company owned approximately 77%, 92% and 92%, respectively, of GSI, 80% of Fixed Income and a 51% voting interest in Advisers (41% economic interest.) All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of Operations

GAMCO, Gabelli Funds, L.L.C., Fixed Income and Advisers are registered investment advisers under the Investment Advisers Act of 1940. Gabelli & Company, Inc. ("Gabelli & Company") and Gabelli Direct Inc. ("Gabelli Direct") are both wholly owned subsidiaries of GSI, are registered broker-dealers with the Securities and Exchange Commission ("SEC") and are members of the National Association of Securities Dealers, Inc. ("NASD"). Gabelli & Company and Gabelli Direct both act as an introducing broker and all transactions for their customers are cleared through New York Stock Exchange member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying consolidated statements of financial condition. Both of these broker dealers are exposed to credit losses on these open positions in the event of nonperformance by their customers. This exposure is reduced by the clearing brokers' policy of obtaining and maintaining adequate collateral until the open transaction is completed.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

At December 31, 2002 approximately $103 million of cash and cash equivalents was held as collateral to secure a letter of credit issued August 14, 2002 in favor of the holder of the $100 million convertible note. The letter of credit is due to expire on August 14, 2003.

Securities Transactions

Investments in securities are accounted for as either "trading securities" or "available for sale" and are stated at quoted market values. Securities that are not readily marketable are stated at their estimated fair values as determined by the Company's management. The resulting unrealized gains and losses for trading securities are included in net gain from investments and the unrealized gains and losses for available for sale securities, net of management fees and tax, are reported as a separate component of stockholders' equity. Securities transactions and any related gains and losses are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Commissions and related clearing charges are recorded on a trade date basis.

Securities sold, but not yet purchased are stated at quoted market values and represent obligations of the Company to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amounts recorded on the consolidated statements of financial condition. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligations under the sales commitments.

Investments in Partnerships and Affiliates

Investments in partnerships, whose underlying assets consist of marketable securities, and investments in affiliates are accounted for using the equity method, under which the Company's share of net earnings or losses of these partnerships and affiliated entities is reflected in income as earned and distributions received are reductions of the investments. Investments in partnerships for which market values are not readily available are stated at their estimated fair values as determined by the Company's management.

Receivables from and Payables to Brokers

Receivables from and payables to brokers consist of amounts arising primarily from the purchases and sales of securities.

Revenue Recognition

Investment advisory fees are based on predetermined percentages of the market values of the portfolios under management and are recognized as revenues as the related services are performed. Investment advisory and distribution fees from the Mutual Funds are computed on average daily net assets and charged to the Funds monthly. Advisory fees earned from institutional and high net worth Separate Accounts are generally computed quarterly based on account values as of the end of the preceding quarter. Performance fees are based upon either the absolute gain in a portfolio or the amount in excess of a specific benchmark index or indices and recognized when earned.

Depreciation and Amortization

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are recorded at cost and amortized using the straight-line method over their estimated useful lives or lease terms, whichever is shorter.

Intangible Assets

Intangible assets consist primarily of the cost in excess of net assets acquired (i.e. goodwill). In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which established new accounting and reporting standards for goodwill and other intangible assets. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized, but are instead reviewed at least annually for impairment in accordance with the provisions of the Statement. Those intangibles which are separately identifiable and have finite lives will continue to be amortized over their useful lives. The adoption of SFAS No. 142 did not have a material impact on the Company's consolidated financial statements.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Future tax benefits are recognized only to the extent that realization of such benefits is more likely than not.

Minority Interest

Minority interest represents the minority stockholders' ownership of Fixed Income, GSI and Advisers. With the exception of GSI, these minority stockholders are principally employees, officers and directors of the Company.

Fair Values of Financial Instruments

The carrying amount of all assets and liabilities, other than goodwill and fixed assets, in the consolidated statements of financial condition approximate their fair values.

Earnings Per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic net income per common share is calculated by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding in the period.

Diluted net income per share, in addition to the weighted average determined for basic net income per share, includes common stock equivalents which would arise from the exercise of stock options using the treasury stock method and, if dilutive, assumes the conversion of the Company's convertible note for the period outstanding since its issuance in August 2001. An average of 339,000, 398,000 and 210,000 incremental shares were included as the dilutive effect of stock options in 2000, 2001 and 2002, respectively. In 2001 net income is adjusted for interest expense, net of management fees and taxes, of $1,365,000 and the weighted average shares outstanding includes 719,000 incremental shares as the dilutive effect of the convertible note from its date of issuance in August 2001. In 2002 the assumed conversion of the convertible note would be anti-dilutive and, accordingly, has not been included in computing diluted net income per share.

Stock Based Compensation

The Company currently sponsors stock option plans previously adopted and approved by its shareholders as a means to attract, retain and motivate employees. The Company has elected to account for stock options under the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense is recognized where the exercise price equals or exceeds the market price of the underlying stock on the date of grant. In July 2002 the Company announced it would begin expensing the cost of stock options effective January 1, 2003 using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation." Refer also to Notes F and O.

Business Segments

The Company operates predominantly in one business segment, the investment advisory and asset management industry.

Distribution Costs

The Company incurs certain promotion and distribution costs, which are expensed as incurred, related to the sale of shares of mutual funds advised by the Company (the "Funds").

Recently Issued Accounting Standards

In April 2002, the FASB issued SFAS No. 145, which rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt". Under SFAS No. 4 all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item. As a result of the rescission the criteria in APB Opinion No.
30 is used to classify gains and losses from debt extinguishment. Since the issuance of SFAS No. 4 the use of debt extinguishment has become a part of the risk management strategy of many companies, particularly those which participate in the secondary lending market. Debt extinguishments no longer meet the criteria for classification as extraordinary items in APB Opinion No. 30. Accordingly, gains from the repurchase of the Company's mandatory convertible securities in 2002 of $613,000 have been included in net gain from investments and not as an extraordinary item. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements in 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), which provides accounting, and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretations initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company indemnifies its clearing broker for losses it may sustain from the customer accounts introduced by the Company's broker dealer subsidiaries. In accordance with New York Stock Exchange rules customer balances are typically collateralized by customer securities or supported by other recourse provisions. In addition, the Company further limits margin balances to a maximum of 25% versus 50% permitted under exchange regulations. At December 31, 2002 the total amount of customer balances subject to indemnification (i.e. margin debits) was immaterial.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which provides new criteria for determining whether or not consolidation accounting is required. This interpretation focuses on financial interests that indicate control despite the absence of clear control through voting interests. It concludes that a company's exposure (variable interest) to the economic risks and rewards from the variable interest entity's assets and activities are the best evidence of control. If the company holds the largest variable interest it could be considered the primary beneficiary. As the primary beneficiary it would be required to include the variable interest entity's assets, liabilities and results of operations in its own financial statements. This interpretation may require the Company to consolidate or provide additional disclosures of the financial information for certain investment partnerships for which it is a general partner. This Interpretation is effective for variable interest entities created after January 31, 2003; otherwise, it is applicable for the first interim or annual reporting period beginning after June 15, 2003. If applicable, the Interpretation would require consolidation of an investment partnership's assets and liabilities and results of operations with minority interest recorded for the ownership share applicable to other investors. The difference between consolidation and the equity method would impact detailed line items reported within the consolidated financial statements but not overall consolidated net income or stockholders' equity. Where consolidation is not required, additional disclosures may be required.

B. Investments in Securities

Investments in securities at December 31, 2001 and 2002 consisted of the following:

	2001		2002	
	Cost	Market Value	Cost	Market Value
	(In thousands)			
Trading securities:				
U.S. Government obligations	$ 3,476	$ 3,490	$ 104,323	$ 104,706
Common stocks	12,052	12,275	28,859	28,231
Mutual funds	32,217	32,195	32,726	32,582
Corporate bonds	-	-	1,598	1,599
Other investments	1,648	1,647	2,425	2,425
Total trading securities	49,393	49,607	169,931	169,543
Available for sale securities:				
Mutual funds	6,990	6,686	7,059	5,923
Total available for sale securities	6,990	6,686	7,059	5,923
Total investments in securities	$ 56,383	$ 56,293	$176,990	$175,466

At December 31, 2001 and 2002 the market value of investments available for sale was $6.7 million and $5.9 million, respectively. An unrealized holding loss, net of management fees and taxes, of $0.2 million and $0.6 million in 2001 and 2002, respectively, has been included in stockholders' equity. Proceeds from sales of investments available for sale were approximately $8.4 million and $0.7 million for the periods ended December 31, 2001 and 2002, respectivley. Realized gains on the sale of investments available for sale amounted to $0.2 million and $0.1 million and realized losses were $0.5 million and $0.1 million during 2001 and 2002, respectively.

C. Investments in Partnerships and Affiliates

The Company is a co-General Partner of various limited partnerships whose underlying assets consist primarily of marketable securities. As co-General Partner, the Company is contingently liable for all of the partnerships' liabilities. Summary financial information, including the Company's carrying value and income from these partnerships at December 31, 2001 and 2002 and for the years then ended, is as follows (in thousands):

	2001	2002
Total assets	$ 268,768	$ 271,764
Total liabilities	25,197	44,577
Equity	243,571	227,187
Net earnings	1,991	774
Company's carrying value	34,396	28,300
Company's income	94	25

Income from the above partnerships for the year ended December 31, 2000 was approximately $6,571,000.

The Company's income from these partnerships consists of its pro rata capital allocation and its share of a 20% incentive allocation from the limited partners. The general partners also receive an annual administrative fee based on a percentage of each partnership's net assets. For the years ended December 31, 2000, 2001 and 2002, the Company earned administrative fees of approximately $1,745,000, $2,193,000, and $2,041,000, respectively.

At December 31, 2001 and 2002, the Company had various limited partner interests in unaffiliated limited partnerships aggregating approximately $1,161,000 and $1,596,000, respectively. For the years ended December 31, 2000, 2001 and 2002, the net gains recorded by the Company in these investments approximated $137,000, $100,000, and $423,000, respectively.

At December 31, 2001 and 2002, the Company had investments in various affiliated offshore funds aggregating $28,694,000 and $18,036,000, respectively. As the investment advisor, the Company earns an annual administrative fee based on a percentage of net assets and is entitled to a performance fee based on the absolute gain in the portfolio. For the years ended December 31, 2001 and 2002, the Company earned administrative and performance fees of $4,311,000 and $3,613,000, respectively.

D. Income Taxes

The Company accounts for income taxes under the liability method prescribed by Financial Accounting Standards Board Statement No. 109 ("SFAS 109"). Under SFAS 109, deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company and its greater than 80% owned subsidiaries file a consolidated federal income tax return. Advisers, the Company's less than 80% owned subsidiary files a separate federal income tax return. Accordingly, the income tax provision represents the aggregate of the amounts provided for all companies.

The provision (benefit) for income taxes for the years ended December 31, 2000, 2001 and 2002 consisted of the following:

	2000	2001	2002
		(In thousands)	
Federal:			
Current	$ 36,945	$ 33,089	$ 10,284
Deferred	(2,329)	842	17,027
State and local:			
Current	5,807	5,426	2,093
Deferred	(166)	(15)	2,855
	$ 40,257	$ 39,342	$ 32,259

The Company's effective tax rate for each of the years ended December 31, 2000, 2001 and 2002 was 39.6%, 38.6% and 37.6%, respectively. A reconciliation of the Federal statutory income tax rate to the effective tax rate is set forth below:

	2000	2001	2002
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of Federal benefit	3.6	3.4	3.7
Other	1.0	0.2	(1.1)
Effective income tax rate	39.6%	38.6%	37.6%

Significant components of the Company's deferred tax assets and liabilities were as follows:

	2001	2002
Deferred tax assets:	(in thousands)	
Deferred compensation	$ 19,830	$ -
Investments in securities available for sale	16	400
Other	1,419	523
	21,265	923
Deferred tax liabilities:		
Investments in securities and partnerships	(2,565)	(1,290)
Other	(39)	(470)
Total deferred tax liabilities	(2,604)	(1,760)
Net deferred tax assets (liabilities)	$ 18,661	$ (837)

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset may not be realized. Since the Company has a history of generating pre-tax earnings and is expected to generate pre-tax earnings in future years sufficient to realize the full benefit of the deferred tax assets, no valuation allowance has been recorded.

E. Debt

Debt consists of the following:

	2001	2002
Note payable	$ 50,000	$ -
Convertible note	100,000	100,000
Mandatory convertible securities	-	84,545
Total	$ 150,000	$ 184,545

Note Payable

In conjunction with the Reorganization, the Company entered into an Employment Agreement with its Chairman and Chief Executive Officer ("Chairman") which, in part, provides that the Chairman will be paid $50 million on January 2, 2002. Interest was payable quarterly at an annual rate of 6% from the date of the Agreement. This payment, plus related costs and net of a related deferred tax benefit of $19.8 million, has been reflected as a one time charge to earnings in the first quarter of 1999 and the liability has been recorded as a note payable. The note was paid in full on January 2, 2002. Interest expense recorded on this note was $3,000,000 for each of the years ended December 31, 2000 and 2001, respectively.

Convertible Note

On August 13, 2001, the Company issued a 10-year, $100 million convertible note to Cascade Investment LLC ("Cascade"). The convertible note, due August 14, 2011, pays interest semi-annually at 6.5% for the first year and 6% thereafter and is convertible into the Company's Class A Common Stock at $53 per share. The note provides the holder with certain put rights, at par plus accrued interest, on August 13, 2003. As a result of the purchase, and upon conversion, Cascade will own approximately 6% of the Company's aggregate outstanding common stock.

On August 9, 2002, the Board of Directors authorized the Company to establish a collateral account consisting of cash or securities totaling $103 million to secure a letter of credit in favor of Cascade. The Company will pay fees of approximately $206,000 for the letter of credit which will expire August 14, 2003. At that time the collateral account will be closed and any cash or securities held will be available for general corporate use.

Company Obligations under Mandatory Convertible Securities

On February 6, 2002 the Company completed its public offering of 3.6 million mandatory convertible securities. The securities are listed on the New York Stock Exchange under the symbol "GBL.I". These securities initially consist of (a) a purchase contract under which the holder will purchase shares of the Company's Class A Common Stock on February 17, 2005 and (b) senior notes due February 17, 2007. The notes pay interest quarterly at a rate of 6% per year, which rate is expected to be reset on or about November 17, 2004. Each purchase contract obligates its holder to purchase, on February 17, 2005, newly issued shares of the Company's Class A Common Stock. The total number of shares to be issued will be between 1.8 million and 2.2 million, subject to adjustment in certain circumstances and depends upon the applicable market value at that date. In connection with the offering the Company received $90,000,000 before underwriting and other expenses of approximately $3,100,000. For accounting purposes the net present value of the purchase contract adjustments and their related offering costs, totaling $4.6 million, have been recorded as a reduction to additional paid in capital. Costs incurred in connection with the issuance of the senior notes have been capitalized as deferred financing costs and will be amortized as an adjustment to interest expense over the term of the notes. During 2002 approximately $81,000 has been amortized to interest expense.

In May 2002 the Board of Directors approved the repurchase of up to 200,000 shares of the mandatory convertible securities from time to time in the open market. On August 9, 2002 the Board of Directors increased the number of shares authorized to be repurchased by an additional 200,000. Through December 31, 2002 the Company repurchased 218,200 shares at an average price of $22.06 per share and an aggregate cost of $4.8 million. In 2002 a gain of approximately $613,000 attributable to the extinguishment of the debt component of each mandatory convertible security repurchased has been included in net gain from investments.

F. Stockholders' Equity

Stock Award and Incentive Plan

The Company maintains two Stock Award and Incentive Plans (the "Plans"), approved by the shareholders, which are designed to provide incentives which will attract and retain individuals key to the success of the Company through direct or indirect ownership of the Company's common stock. Benefits under the Plans may be granted in any one or a combination of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents and other stock or cash based awards. A maximum of 1,500,000 shares of Class A Common Stock have been reserved for issuance under each of the Plans by a committee of the Board of Directors responsible for administering the Plans. Under the Plans, the committee may grant either incentive or nonqualified stock options with a term not to exceed ten years from the grant date and at an exercise price that the committee may determine. Options granted under the Plans vest 75% after three years and 100% after four years from the date of grant and expire after ten years.

A summary of the stock option activity for the years ended December 31, 2001 and 2002 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2000	1,145,000	$ 16.34
Granted	172,500	$ 31.62
Forfeited	(71,500)	$ 18.33
Outstanding, December 31, 2001	1,246,000	$ 18.34
Granted	10,000	$ 30.40
Forfeited	(39,750)	$ 23.73
Exercised	(600,844)	$ 16.28
Outstanding, December 31, 2002	615,406	$ 20.21
Shares available for future issuance at December 31, 2002	1,783,750	

At December 31, 2002 there were 104,344 exercisable outstanding stock options with a weighted average exercise price of $16.28 per share. There were no stock options exercisable at December 31, 2001.

The Company has elected to account for stock options under the intrinsic value method. Under the intrinsic value method, compensation expense is recognized only if the exercise price of the employee stock option is less than the market price of the underlying stock on the date of grant.

The weighted average estimated fair value of the options granted at their grant date using the Black-Scholes option-pricing model was as follows:

	2000	2001	2002
Weighted average fair value of options granted:	$ 9.13	$ 18.29	$ 15.19
Assumptions made:			
Expected volatility	32%	45%	39%
Risk free interest rate	6.66%	5.00%	3.54%
Expected life	8 years	8 years	8 years
Dividend yield	0%	0%	0%

The dividend yield reflects the assumption that no payout will be made in the foreseeable future. The expected life is an estimate established at the date of grant and is not necessarily indicative of exercise patterns which may, in fact, occur. The weighted average remaining contractual life of the outstanding options at December 31, 2002 was 6.8 years.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plan. Accordingly, no compensation expense is recognized where the exercise price equals or exceeds the market price of the underlying stock on the date of grant.

If the Company had elected to account for its stock options under the fair value method of SFAS No. 123 "Accounting for Stock Based Compensation," the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

	2000	2001	2002
Net income (in thousands):			
As reported	$ 57,995	$ 61,098	$ 53,312
Pro forma	$ 56,679	$ 59,318	$ 52,614
Net income per share – Basic			
As reported	$ 1.96	$ 2.06	$ 1.77
Pro forma	$ 1.92	$ 2.00	$ 1.74
Net income per share – Diluted			
As reported	$ 1.94	$ 2.03	$ 1.76
Pro forma	$ 1.90	$ 1.97	$ 1.73

Effective January 1, 2003 the Company will adopt the fair value recognition provisions of SFAS No. 123 in accordance with the transition and disclosure provisions under the recently issued SFAS 148, "Accounting for Stock Based Compensation – Transition and Disclosure".

Stock Repurchase Program

In 1999 the Board of Directors established the Stock Repurchase Program through which the Company had been authorized to purchase up to $9 million of the Company's Class A Common Stock. The Company completed the Stock Repurchase Program during the first quarter of 2001 and on March 2, 2001 the Board of Directors authorized the repurchase of an additional $3 million of its Class A Common Stock. On September 17, 2001 the Board of Directors raised the amount authorized to repurchase shares to $10 million. In 2002 the Board of Directors raised the amount authorized by $5 million in July and an additional $10 million in December. There remains $14.1 million available under this program at December 31, 2002.

Under the program the Company has repurchased 820,426 shares at an average price of $24.12 per share and an aggregate cost of $19.8 million through December 31, 2002. The Company also repurchased 300,000 shares of its Class B Common Stock held by GGCP, its parent, which was converted to Class A Common Stock in December 2002 at $28.20 per share and an aggregate cost of $8.46 million. The repurchase of these shares are not included in determining the total dollars available under the Stock Repurchase Program.

Shelf Registration

On December 28, 2001, the Company filed a "shelf" registration statement registering $400 million in aggregate amount of debt and other securities. The issuance of the mandatory convertible securities used $180 million of the shelf registration leaving $220 million for future use. Such securities may be issued as debt securities, trust preferred securities or Class A Common Stock.

Exchange of Common Stock for Minority Stockholders' Interests in Subsidiary

In May, 2001 the Board of Directors, in an effort to simplify its capital structure, authorized an offer to exchange four shares of the Company's Class A Common Stock for each share of Common Stock of its majority owned subsidiary GSI it did not already own. Under the terms of the exchange offer, which ended on August 31, 2001, all shares of the Company issued will be restricted from sale for two years from the date of issuance. In connection with this offer the Company issued 400,504 shares of its common stock held in treasury and increased its ownership interest in GSI from 77% to 92%. The transaction was accounted for under the purchase method of accounting. The cost in excess of net assets acquired was approximately $3.5 million and has been included in intangible assets.

Certain shareholders of GSI are required to sell, upon disassociation with the Company, their shares to GSI at book value (approximately $1.9 million at December 31, 2002).

G. Capital Lease

The Company leases office space from a company owned by stockholders of GGCP. The Company has recorded a capital lease asset and liability for the fair value of the leased property. Amortization of the capital lease is computed on the straight-line method over the term of the lease, which expires on April 30, 2013. The lease provides that all operating expenses relating to the property (such as property taxes, utilities and maintenance) are to be paid by the lessee, the Company.

Future minimum lease payments for this capitalized lease at December 31, 2002 are as follows:

	(In thousands)
2003	$ 756
2004	765
2005	765
2006	765
2007	765
Thereafter	4,080
Total minimum obligations	7,896
Interest	2,289
Present value of net obligations	$5,607

Lease payments under this agreement amounted to approximately $720,000 for each of the years ended December 31, 2001 and 2002. Future minimum lease payments have not been reduced by related minimum future sublease rentals of approximately $260,000, of which approximately $103,000 is due from an affiliated entity. Total minimum obligations exclude the operating expenses to be borne by the Company, which are estimated to be approximately $600,000 per year.

H. Commitments

The Company rents office space under leases which expire at various dates through November 2007. Future minimum lease commitments under these operating leases as of December 31, 2002 are as follows:

	(In thousands)
2003	$ 437
2004	247
2005	216
2006	199
2007	92
Thereafter...	-
	$ 1,191

Equipment rentals and occupancy expense amounted to approximately $2,156,000, $1,656,000 and $1,165,000, respectively, for the years ended December 31, 2000, 2001 and 2002.

I. Related Party Transactions

The Company serves as the investment adviser for the Funds and earns advisory fees based on predetermined percentages of the average net assets of the Funds. In addition, Gabelli & Company has entered into distribution agreements with each of the Funds. As principal distributor, Gabelli & Company incurs certain promotional and distribution costs related to the sale of Fund shares, for which it receives a fee from the Funds or reimbursement from the Adviser. Gabelli & Company earns a majority of its commission revenue from transactions executed on behalf of clients of affiliated companies.

The Company had an aggregate investment in the Funds of approximately $341,812,000 and $342,153,000 at December 31, 2001 and 2002, respectively, of which approximately $304,200,000 and $305,339,000 is invested in a money market mutual fund at December 31, 2001 and 2002, respectively.

Prior to the Reorganization, the Company was required to pay the Chairman a management fee, which was equal to 20% of the pretax profits of each of the Company's operating divisions before consideration of this management fee. Immediately preceding the Offering and in conjunction with the Reorganization, the Company and its Chairman entered into an Employment Agreement. The Company has an Employment Agreement with its Chairman, which provides that the Company will pay the Chairman 10% of the Company's aggregate pre-tax profits while he is an executive of the Company and devoting the substantial majority of his working time to the business of the Company. The Employment Agreement further provided that the Company pay the Chairman $50 million on January 2, 2002. The management fee was approximately $11,296,000, $11,325,000, and $9,533,000 for the years ended December 31, 2000, 2001 and 2002, respectively. The Chairman also received portfolio management compensation and account executive fees of approximately $34,203,000, $35,790,000, and $28,195,000, respectively, for the years ended December 31, 2000, 2001 and 2002, which have been included in compensation costs.

The Company had approximately $1,216,000 in various notes receivable (including accrued interest) outstanding at December 31, 2001 from certain executive officers and employees in connection with the acquisition of ownership interests in various subsidiaries and affiliates of the Company. Interest rates on these notes ranged from 5% to 10%. All employee notes receivable (including accrued interest) were repaid in full during 2002.

J. Financial Requirements

The Company is required to maintain minimum capital levels with affiliated partnerships. At December 31, 2002, the minimum capital requirements approximated $2,220,000. In connection with the registration of our London office with the Financial Services Authority we are required to maintain a minimum Liquid Capital Requirement of £267,000, ($430,000 at December 31, 2002) and an Own Funds Requirement of €50,000 ($52,500 at December 31, 2002).

As a registered broker-dealer, Gabelli & Company is subject to Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. Gabelli & Company computes its net capital under the alternative method permitted by the Rule which requires minimum net capital of $250,000. At December 31, 2002, Gabelli & Company had net capital in excess of the minimum requirement of approximately $13,241,000.

K. Administration Fees

The Company has entered into administration agreements with other companies (the "Administrators"), whereby the Administrators provide certain services on behalf of several of the Funds. Such services do not include the investment advisory and portfolio management services provided by the Company. The fees are negotiated based on predetermined percentages of the net assets of each of the Funds.

L. Profit Sharing Plan and Incentive Savings Plan

The Company has a qualified contributory employee profit sharing plan and incentive savings plan covering substantially all employees. Company contributions to the plans are determined annually by the Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code. The Company accrued contributions of approximately $80,000, $60,000 and $50,000, to the plans for the years ended December 31, 2000, 2001 and 2002, respectively.

M. Derivative Financial Instruments

In 2002 the Company's trading activities included transactions in domestic equity index futures contracts and foreign currency contracts. These financial instruments represent future commitments to purchase or sell an underlying index or currency for specified amounts at specified future dates. Such contracts create off-balance sheet risk for the Company as the future satisfaction of these contracts may be for amounts in excess of the amounts recognized in the consolidated statements of financial condition.

In connection with these activities, the Company incurred gains of approximately $122,000, during the year ended December 31, 2002. There were no gains or losses for the years ended December 31, 2000 and 2001. Such gains and losses were reflected as part of net gain from investments in the consolidated statements of income.

N. Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended December 31, 2002 and 2001 is presented below.

	2002 Quarter				
(in thousands, except per share data)	1st	2nd	3rd	4th	Full Year
Revenues	$ 58,032	$ 57,402	$ 47,320	$ 47,205	$ 209,959
Operating income (a)	28,117	26,869	22,275	21,934	99,195
Net income	15,389	13,941	11,493	12,489	53,312
Net income per share:					
Basic	0.51	0.46	0.38	0.42	1.77
Diluted	0.51	0.46	0.38	0.41	1.76
	2001 Quarter				
Revenues	$ 58,344	$ 57,017	$ 56,121	$ 52,932	$ 224,414
Operating income (a)	26,794	24,915	25,322	27,742	104,773
Net income	14,896	15,841	14,946	15,415	61,098
Net income per share:					
Basic	0.50	0.54	0.50	0.52	2.06
Diluted	0.50	0.53	0.49	0.51	2.03

(a) Excludes management fee expense which is based on income before income taxes and minority interest.

O. Subsequent Events

On February 18, 2003 the Board of Directors approved the sixth option grant under the Company's Stock Award and Compensation Plans for 633,000 shares at an exercise price, equal to the closing market price on that date, of $28.95 per share. These options will vest 75% after three years and 100% after four years from the date of grant and expire after ten years. Under SFAS No. 123, adopted by the Company as of January 1, 2003, the total compensation cost for this option grant based on the Black-Scholes pricing model will be approximately $5.9 million. Based on the option vesting schedule and the expected number of options which will vest the impact on net income and net income per diluted share in 2003 is estimated at $1.0 million and $0.03, respectively.

Item 9: ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

PART III

Item 10: ***Directors and Executive Officers of the Registrant***

Information regarding the Directors and Executive Officers of the Company and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference from the sections captioned "Election of Directors", "Information Regarding Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management – Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement for its 2003 Annual Meeting of Shareholders (the "Proxy Statement").

Item 11: ***Executive Compensation***

The information set forth under the captions "Compensation of Executive Officers" and "Election of Directors – Compensation of Directors" in the Proxy Statement is incorporated herein by reference.

Item 12: *Security Ownership of Certain Beneficial Owners and Management*

The information set forth under the caption "Certain Ownership of Gabelli's Stock" in the Proxy Statement is incorporated herein by reference.

Item 13: *Certain Relationships and Related Transactions*

The information set forth under the caption "Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14: *Controls and Procedures*

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART IV

Item 15: *Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

(a) List of documents filed as part of this Report:

(1) Consolidated Financial Statements and Independent Auditors' Report included herein:
See Index on page F-1

(2) Financial Statement Schedules:
Financial statement schedules are omitted as not required or not applicable or because the information is included in the Financial Statements or notes thereto.

(3) List of Exhibits:

Exhibit Number		Description of Exhibit
3.1	--	Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
3.2	--	Amended Bylaws of the Company. (Incorporated by reference to Exhibit 3.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
4.1	--	Specimen of Class A Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on January 29, 1999).
4.2	--	Promissory Note, dated August 14, 2001, of the Company (Incorporated by reference to Exhibit 1.2 to the Company's Form 10-Q/A for the quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 16, 2001.
4.3	--	Indenture, dated as of February 6, 2002, between Gabelli Asset Management Inc. and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.1 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).

4.4 -- First Supplemental Indenture, dated as of February 6, 2002, between Gabelli Asset Management Inc. and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.2 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).

4.5 -- Form of Note (included in Exhibit 4.4). (Incorporated by reference to Exhibit 4.3 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).

4.6 -- Purchase Contract Agreement, dated as of February 6, 2002, between Gabelli Asset Management Inc. and The Bank of New York, as Purchase Contract Agent. (Incorporated by reference to Exhibit 4.4 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).

4.7 -- Form of Income PRIDES Certificate (included in Exhibit 4.6). (Incorporated by reference to Exhibit 4.5 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).

4.8 -- Form of Growth PRIDES Certificate (included in Exhibit 4.6). (Incorporated by reference to Exhibit 4.6 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).

4.9 -- Pledge Agreement, dated as of February 6, 2002, among Gabelli Asset Management Inc., JPMorgan Chase Bank, as Collateral Agent, and The Bank of New York, as Purchase Contract Agent. (Incorporated by reference to Exhibit 4.7 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).

4.10 -- Remarketing Agreement, dated as of February 6, 2002, among Gabelli Asset Management Inc., The Bank of New York, as Purchase Contract Agent, and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Remarketing Agent. (Incorporated by reference to Exhibit 4.8 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).

10.1 -- Management Services Agreement between the Company and GFI dated as of February 9, 1999. (Incorporated by reference to Exhibit 10.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.2 -- Tax Indemnification Agreement between the Company and GFI. (Incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.3 -- Lock-Up Agreement between the Company and GFI. (Incorporated by reference to Exhibit 10.3 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.4 -- Gabelli Asset Management Inc. 1999 Stock Award and Incentive Plan. (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.5 -- Gabelli Asset Management Inc. 1999 Annual Performance Incentive Plan. (Incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.6 -- Employment Agreement between the Company and Mario J. Gabelli. (Incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.7 -- Registration Rights Agreement, dated August 14, 2001, between the Company and Cascade Investment LLC. (Incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q/A for the quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 16, 2001).

21.1 -- Subsidiaries of the Company. (Incorporated by reference to Exhibit 21.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

23.1 Consent of Ernst & Young, LLP

24.1 -- Powers of Attorney (included on page II-3 of this Report).

99.1 -- Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 -- Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

(b) Reports on Form 8-K:

Gabelli Asset Management Inc. filed no reports on Form 8-K during the Company's fourth quarter ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on March 28, 2003.

GABELLI ASSET MANAGEMENT INC.

By: /s/ Robert S. Zuccaro
Name: Robert S. Zuccaro
Title: Vice President and
Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Robert S. Zuccaro and James E. McKee and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mario J. Gabelli Mario J. Gabelli	Chairman of the Board, Chief Executive Officer and Chief Investment Officer (Principal Executive Officer)	March 28, 2003
/s/ Robert S. Zuccaro Robert S. Zuccaro	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 28, 2003
/s/ Raymond C. Avansino Raymond C. Avansino	Director	March 28, 2003
/s/ John C. Ferrara John C. Ferrara	Director	March 28, 2003
/s/ Paul B. Guenther Paul B. Guenther	Director	March 28, 2003
/s/ Eamon M. Kelly Eamon M. Kelly	Director	March 28, 2003
/s/ Karl Otto Pöhl Karl Otto Pöhl	Director	March 28, 2003